Exhibit 99.1

COLLIERS INTERNATIONAL

GROUP INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Third Quarter

September 30, 2020

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)

(in thousands of US dollars, except per share amounts)

	Three months		Nine months
	ended September 30		ended September 30
	2020	2019	2020	2019

Revenues (note 20)	$692,307	$736,883	$1,873,141	$2,117,523

Cost of revenues (exclusive of depreciation and amortization shown below)	426,031	477,365	1,197,736	1,382,933
Selling, general and administrative expenses	172,956	179,640	491,660	527,773
Depreciation	10,369	7,957	28,098	24,446
Amortization of intangible assets	25,912	14,878	59,013	44,835
Acquisition-related items (note 6)	4,965	8,867	11,499	18,765
Operating earnings	52,074	48,176	85,135	118,771

Interest expense, net	8,864	7,298	22,627	22,775
Other income, net (note 7)	(509)	(663)	(1,479)	(985)
Earnings before income tax	43,719	41,541	63,987	96,981
Income tax expense (note 18)	11,740	12,868	19,066	27,270
Net earnings	31,979	28,673	44,921	69,711

Non-controlling interest share of earnings	6,264	6,069	13,906	13,900
Non-controlling interest redemption increment (note 15)	4,548	(7,043)	15,572	919

Net earnings attributable to Company	$21,167	$29,647	$15,443	$54,892

Net earnings per common share (note 16)
Basic	$0.53	$0.75	$0.39	$1.39
Diluted	$0.52	$0.74	$0.38	$1.37

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS

(Unaudited)

(in thousands of US dollars)

	Three months		Nine months
	ended September 30		ended September 30
	2020	2019	2020	2019

Net earnings	$31,979	$28,673	$44,921	$69,711

Foreign currency translation gain (loss)	3,812	(3,847)	(6,716)	(3,901)
Unrealized gain (loss) on interest rate swaps, net of tax	802	(598)	(3,294)	(4,883)
Pension liability adjustments, net of tax		-	-	(4)
Comprehensive earnings	36,593	24,228	34,911	60,923

Less: Comprehensive earnings attributable to non-controlling interests	6,722	2,707	28,016	18,336

Comprehensive earnings attributable to Company	$29,871	$21,521	$6,895	$42,587

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(in thousands of US dollars)

	September 30, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents	$129,190	$114,993
Restricted cash	118,543	-
Accounts receivable, net of allowance of $22,248 (December 31, 2019 - $9,131)	339,970	393,945
Contract assets (note 20)	50,146	42,772
Warehouse receivables (note 14)	190,720	-
Income tax recoverable	10,163	10,435
Prepaid expenses and other current assets	176,256	145,171
Real estate assets held for sale (note 5)	-	10,741
	1,014,988	718,057
Other receivables	14,561	16,678
Contract assets (note 20)	4,689	6,162
Other assets	62,289	69,510
Fixed assets	126,628	107,197
Operating lease right-of-use assets	285,123	263,639
Deferred income tax, net	48,743	37,420
Intangible assets (note 8)	622,288	477,454
Goodwill	1,069,881	949,221
Real estate assets held for sale (note 5)	78,159	247,376
	2,312,361	2,174,657
	$3,327,349	$2,892,714
Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued expenses	$364,341	$261,910
Accrued compensation	370,268	495,374
Income tax payable	19,687	15,756
Contract liabilities (note 20)	22,945	24,133
Long-term debt - current (note 9)	11,635	4,223
Contingent acquisition consideration - current (note 14)	7,517	16,813
Warehouse lines of credit (note 11)	181,216	-
Operating lease liabilities	74,613	69,866
Liabilities related to real estate assets held for sale (note 5)	7,112	36,191
	1,059,334	924,266
Long-term debt - non-current (note 9)	632,222	607,181
Contingent acquisition consideration (note 14)	80,674	68,180
Operating lease liabilities	250,827	229,224
Other liabilities	41,831	31,693
Deferred income tax, net	50,091	28,018
Convertible notes (note 10)	223,658	-
Liabilities related to real estate assets held for sale (note 5)	25,129	127,703
	1,304,432	1,091,999
Redeemable non-controlling interests (note 15)	431,184	359,150

Shareholders' equity
Common shares	451,843	442,153
Contributed surplus	64,664	60,706
Retained earnings	87,801	77,181
Accumulated other comprehensive loss	(75,712)	(67,164)
Total Company shareholders' equity	528,596	512,876
Non-controlling interests	3,803	4,423
Total shareholders' equity	532,399	517,299
	$3,327,349	$2,892,714

Commitments (note 19)

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited)

(in thousands of US dollars, except share information)

Nine months ended September 30, 2020

	Common shares				Accumulated
	Issued and			Retained	other	Non-	Total
	outstanding		Contributed	earnings	comprehensive	controlling	shareholders'
	shares	Amount	surplus	(deficit)	loss	interests	equity

Balance, December 31, 2019	39,845,211	$442,153	$60,706	$77,181	$(67,164)	$4,423	$517,299
Cumulative effect adjustment:
Current expected credit losses, net of tax (note 3)	-	-	-	(2,824)	-	-	(2,824)
Net earnings	-	-	-	44,921	-	-	44,921
Foreign currency translation loss	-	-	-	-	(6,716)	-	(6,716)
Unrealized loss on interest rate swaps, net of tax	-	-	-	-	(3,294)	-	(3,294)
Other comprehensive earnings attributable to NCI	-	-	-	-	1,462	(429)	1,033
NCI share of earnings	-	-	-	(13,906)	-	1,067	(12,839)
NCI redemption increment	-	-	-	(15,572)	-	-	(15,572)
Distributions to NCI	-	-	-	-	-	(1,200)	(1,200)
Acquisition of businesses, net	-	-	-	-	-	(58)	(58)
Subsidiaries’ equity transactions	-	-	(6)	-	-	-	(6)
Subordinate Voting Shares:
Stock option expense	-	-	6,056	-	-	-	6,056
Stock options exercised	203,600	9,690	(2,092)	-	-	-	7,598
Dividends	-	-	-	(1,999)	-	-	(1,999)
Balance, September 30, 2020	40,048,811	$451,843	$64,664	$87,801	$(75,712)	$3,803	$532,399

Three months ended September 30, 2020

	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed	Retained	comprehensive	controlling	shareholders'
	shares	Amount	surplus	earnings	loss	interests	equity

Balance, June 30, 2020	39,998,811	$449,789	$63,305	$66,632	$(84,416)	$3,700	$499,010
Net earnings	-	-	-	31,979	-	-	31,979
Foreign currency translation gain	-	-	-	-	3,812	-	3,812
Unrealized gain on interest rate swaps, net of tax	-	-	-	-	802	-	802
Other comprehensive earnings attributable to NCI	-	-	-	-	4,090	78	4,168
NCI share of earnings	-	-	-	(6,264)	-	394	(5,870)
NCI redemption increment	-	-	-	(4,547)	-	-	(4,547)
Distributions to NCI	-	-	-	-	-	(363)	(363)
Subsidiaries’ equity transactions	-	-	(11)	-	-	-	(11)
Subordinate Voting Shares:
Stock option expense	-	-	1,832	-	-	-	1,832
Stock options exercised	50,000	2,054	(462)	-	-	-	1,592
Dividends	-	-	-	1	-	-	1
Balance, September 30, 2020	40,048,811	$451,843	$64,664	$87,801	$(75,712)	$3,803	$532,399

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited)

(in thousands of US dollars, except share information)

Nine months ended September 30, 2019

	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed		comprehensive	controlling	shareholders'
	shares	Amount	surplus	Deficit	loss	interests	equity

Balance, December 31, 2018	39,213,136	$415,805	$54,717	$(21,751)	$(61,218)	$4,420	$391,973
Net earnings	-	-	-	69,711	-	-	69,711
Pension liability adjustment, net of tax	-	-	-	-	(4)	-	(4)
Foreign currency translation loss	-	-	-	-	(3,901)	-	(3,901)
Unrealized loss on interest rate swaps, net of tax	-	-	-	-	(4,883)	-	(4,883)
Other comprehensive earnings attributable to NCI	-	-	-	-	(3,517)	54	(3,463)
NCI share of earnings	-	-	-	(13,900)	-	1,705	(12,195)
NCI redemption increment	-	-	-	(919)	-	-	(919)
Distributions to NCI	-	-	-	-	-	(1,553)	(1,553)
Acquisition of businesses, net	-	-	-	-	-	(187)	(187)
Subsidiaries’ equity transactions	-	-	2,568	-	-	-	2,568
Subordinate Voting Shares:
Stock option expense	-	-	5,198	-	-	-	5,198
Stock options exercised	490,675	20,004	(3,290)	-	-	-	16,714
Dividends	-	-	-	(1,979)	-	-	(1,979)
Balance, September 30, 2019	39,703,811	$435,809	$59,193	$31,162	$(73,523)	$4,439	$457,080

Three months ended September 30, 2019

	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed		comprehensive	controlling	shareholders'
	shares	Amount	surplus	Deficit	loss	interests	equity

Balance, June 30, 2019	39,584,811	$430,084	$58,784	$1,516	$(65,397)	$3,851	$428,838
Net earnings	-	-	-	28,672	-	-	28,672
Foreign currency translation loss	-	-	-	-	(3,847)	-	(3,847)
Unrealized loss on interest rate swaps, net of tax	-	-	-	-	(598)	-	(598)
Other comprehensive earnings attributable to NCI	-	-	-	-	(3,681)	(148)	(3,829)
NCI share of earnings	-	-	-	(6,069)	-	773	(5,296)
NCI redemption increment	-	-	-	7,043	-	-	7,043
Distributions to NCI	-	-	-	-	-	(58)	(58)
Acquisition of businesses, net	-	-	-	-	-	21	21
Subsidiaries’ equity transactions	-	-	12	-	-	-	12
Subordinate Voting Shares:
Stock option expense	-	-	1,558	-	-	-	1,558
Stock options exercised	119,000	5,725	(1,161)	-	-	-	4,564
Dividends	-	-	-	-	-	-	-
Balance, September 30, 2019	39,703,811	$435,809	$59,193	$31,162	$(73,523)	$4,439	$457,080

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands of US dollars)

	Three months		Nine months
	ended September 30		ended September 30
	2020	2019	2020	2019

Cash provided by (used in)
Operating activities
Net earnings	$31,979	$28,673	$44,921	$69,711
Items not affecting cash:
Depreciation and amortization	36,281	22,835	87,111	69,281
Gains attributable to mortgage servicing rights	(6,888)	-	(7,397)	-
Gains attributable to the fair value of mortgage premiums and origination fees	(14,303)	-	(16,113)	-
Deferred income tax	(2,977)	(2,941)	(16,974)	(9,985)
Earnings from equity method investments (note 7)	(482)	(480)	(1,451)	(1,220)
Stock option expense (note 17)	1,832	1,558	6,056	5,199
Allowance for credit losses	4,000	3,272	12,602	5,490
Amortization of advisor loans	5,246	5,216	15,666	15,282
Contingent consideration	22	7,883	(1,447)	15,483
Other	2,062	(6,592)	5,857	1,265
(Increase) decrease in accounts receivable, prepaid expenses and other assets	4,867	(11,425)	80,722	268
(Decrease) increase in accounts payable, accrued expenses and other liabilities	93,998	4,693	59,744	(52,256)
(Decrease) increase in accrued compensation	34,890	35,923	(146,371)	(107,315)
Contingent acquisition consideration paid	-	(499)	(15,684)	(5,712)
Proceeds from sale of mortgage loans	391,155	-	481,134	-
Origination of mortgage loans	(539,103)	-	(626,202)	-
Increase in warehouse lines of credit	156,629	-	156,366	-
Sale proceeds from AR Facility, net of repurchases (note 12)	(2,005)	(1,730)	(14,290)	117,695
Net cash provided by operating activities	197,203	86,386	104,250	123,186
Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	(66,975)	-	(203,916)	(23,677)
Purchases of fixed assets	(10,501)	(7,245)	(29,530)	(31,309)
Advisor loans issued	(2,166)	(4,292)	(8,778)	(15,198)
Purchase of held for sale real estate assets (note 5)	(45,918)	-	(45,918)	-
Proceeds from sale of held for sale real estate assets (note 5)	-	-	94,222	-
Collections of AR facility deferred purchase price (note 12)	11,673	7,827	38,132	15,164
Other investing activities	222	(19)	7,638	(4,715)
Net cash used in investing activities	(113,665)	(3,729)	(148,150)	(59,735)
Financing activities
Increase in long-term debt	172,378	74,982	526,534	394,595
Repayment of long-term debt	(179,395)	(145,106)	(508,407)	(443,295)
Issuance of convertible notes	-	-	230,000	-
Purchases of non-controlling interests' subsidiary shares, net	5,417	(4,063)	(18,978)	(10,828)
Contingent acquisition consideration paid	(332)	(302)	(11,075)	(8,696)
Proceeds received on exercise of stock options	3,129	4,564	7,587	16,714
Dividends paid to common shareholders	(1,999)	(1,979)	(3,991)	(3,940)
Distributions paid to non-controlling interests	(7,076)	(8,294)	(29,062)	(27,851)
Financing fees paid	(146)	114	(7,499)	(1,243)
Net cash provided by (used in) financing activities	(8,024)	(80,084)	185,109	(84,544)
Effect of exchange rate changes on cash	5,981	(2,989)	(8,469)	(4,263)
Net change in cash, cash equivalents and restricted cash	81,495	(416)	132,740	(25,356)
Cash, cash equivalents and restricted cash, beginning of period	166,238	102,092	114,993	127,032
Cash, cash equivalents and restricted cash, end of period	$247,733	$101,676	$247,733	$101,676

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(in thousands of US dollars, except share and per share amounts)

1.       Description of the business

Colliers International Group Inc. (“Colliers” or the “Company”) provides commercial real estate services to corporate and institutional clients in 36 countries around the world (68 countries including affiliates and franchisees). Colliers’ primary services are Outsourcing & Advisory services, Leasing, Capital Markets and Investment Management. Operationally, Colliers is organized into four distinct segments: Americas; Europe, Middle East and Africa (“EMEA”); Asia and Australasia (“Asia Pacific”) and Investment Management.

2.       Summary of presentation

These unaudited Interim Consolidated Financial Statements (the “Financial Statements”) have been prepared by the Company in accordance with disclosure requirements for the presentation of interim financial information. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although management believes that the disclosures are adequate to make the information not misleading. These Financial Statements should be read in conjunction with the audited consolidated financial statements of Colliers for the year ended December 31, 2019.

In the opinion of management, the Financial Statements contain all adjustments necessary to a fair statement of the financial position of the Company as at September 30, 2020 and the results of operations and its cash flows for the three and nine month periods ended September 30, 2020 and 2019. All such adjustments are of a normal recurring nature. The results of operations for the nine month period ended September 30, 2020 are not necessarily indicative of the results to be expected for the year ending December 31, 2020.

The Company has revised the name of its Sales Brokerage revenue line to Capital Markets.

These Financial Statements follow the same accounting policies as the most recent audited consolidated financial statements of Colliers, except for the adoption of ASC 326 in the first quarter of 2020 (see note 3), accounting policies and related disclosures relating to the Company’s issuance of Convertible Notes in May 2020 (see below and note 10) and to disclose the accounting policies applicable for businesses acquired within the year. Specifically, the accounting policies for revenue have been expanded to incorporate accounting policies applicable to new revenue streams associated with the newly acquired Colliers Mortgage and Colliers Securities businesses (see note 4).

The updated accounting policies are included in the summary below.

Revenue

The Company generates revenue from contracts with customers through its provision of commercial real estate services. These services consist of Leasing, Capital Markets, Outsourcing & Advisory services and Investment Management services.

(a) Leasing

Leasing includes landlord and tenant representation services. Landlord representation provides real estate owners with services to strategically position properties and to secure appropriate tenants. Tenant representation focuses on assisting businesses to assess their occupancy requirements and evaluating and negotiating leases and lease renewals.

(b) Capital Markets

Capital Markets revenue is generated through sales brokerage and other capital markets transactions. These services include real estate sales, debt origination and placement, equity capital raising, market value opinions, acquisition advisory and transaction management. The Company’s debt finance operations relate to the origination and sale of multifamily and commercial mortgage loans

(c) Outsourcing & Advisory

Outsourcing & Advisory services consist of project management, engineering and design, valuation services, property management as well as loan servicing. Project management services include design and construction management, move management and workplace solutions consulting. Engineering and design services consist of multidisciplinary planning, consulting and design engineering services to multiple end-markets. Project management and engineering and design engagements range from single project contracts with a duration of less than one year to multi-year contracts with multiple discrete projects. Property management provides real estate service solutions to real estate owners. In addition to providing on-site management and staffing, the Company provides support through centralized resources such as technical and environmental services, accounting, marketing and human resources. These various services may be provided through the Company’s employees or through contracts with third party providers. Consistent with industry standards, management contract terms typically range from one to three years, although most contracts are terminable at any time following a notice period, usually 30 to 120 days. Property management, project management and engineering and design are included in the Property Services revenue line.

Valuation services consist of helping customers determine market values for various types of real estate properties. Such services may involve appraisals of single properties or portfolios of properties which may span multiple property types and geographic locations. These appraisals may be utilized for a variety of customer needs including acquisitions, dispositions, financing or for tax purposes. In addition to valuation services, the Company provides consulting services to assist customers with specialized real estate needs.

Loan servicing fees consist of revenues earned in accordance with the contractual arrangements associated with the Company’s debt finance operations and represent fees earned for servicing loans originated by the Company. Loan servicing revenues are included in the Other revenue line.

(d) Investment Management

Investment Management revenues include consideration for services in the form of asset management advisory and administration fees, transaction fees and incentive fees (carried interest). The performance obligation is to manage client’s invested capital for a specified period of time and is delivered over time.

Revenue recognition and unearned revenues

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. The Company enters into contracts that can include various combinations of services, which are capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities.

(a)	Nature of services

The Company has determined that control of real estate sales brokerage services rendered transfer to a customer when a sale and purchase agreement becomes unconditional. Leasing services rendered transfer to a customer when a lease between the landlord and the tenant is executed. At these points in time the customer has received substantially all of the benefit of the services provided by the Company. The transaction price is typically associated with the underlying asset involved in the transaction, most commonly a percentage of the sales price or the aggregate rental payments over the term of the lease which are generally known when revenue is recognized.

Other capital market revenues are recorded when the Company’s performance obligation is satisfied. Although the performance obligation varies based upon the contractual terms of the transaction or service, the performance obligation is generally recognized at the point in time when a defined outcome is satisfied, including completion of financing or closing of a transaction. At this time, the Company has transferred control of the promised service and the customer obtains control.

Revenues from the Company’s debt finance operations, included in capital markets revenue, are excluded from the scope of ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). Revenue is recognized and a derivative asset is recorded upon the commitment to originate a loan with a borrower and corresponding sale to an investor. The derivative asset is recognized at fair value, which reflects the fair value of the contractual loan origination, related fees and sale premium, the estimated fair value of the expected net cash flows associated with the servicing of the loan and the estimated fair value of guarantee obligations to be retained. Debt finance revenue also includes changes to the fair value of loan commitments, forward sale commitments and loans held for sale that occur during their respective holding periods. Upon sale of the loans, no gains or losses are recognized as such loans are recorded at fair value during the holding periods. MSRs and guarantee obligations are recognized as assets and liabilities, respectively, upon the sale of the loans.

Outsourcing & Advisory services including those provided in relation to property management, project management and engineering and design transfer to the customer over time as the services are performed and revenue from providing these services is recognized in the accounting period in which the services are rendered. For fixed-price contracts, revenue is recognized based upon the actual labor hours spent relative to the total expected labor hours or the project costs incurred relative to the total project costs. For some projects certain obligations that are representative of the work completed may be used as an alternative to recognize revenue. The use of labor hours or overall project costs is dependent upon the input that best represents the progress of the work completed in relation to the specific contract. For cost-reimbursable and hourly-fee contracts, revenue is recognized in the amount to which the Company has a right to invoice.

For other advisory services, including valuation and appraisal review, the customer is unable to benefit from the services until the work is substantially complete, revenue is recognized upon delivery of materials to the customer because this faithfully represents when the service has been rendered. For most fixed fee consulting assignments, revenue is recognized based upon the actual service provided to the end of the reporting period as a proportion of the total services to be provided and customers are invoiced on a monthly basis and consideration is payable when invoiced.

Loan servicing revenues are recognized over the contractual service period. Loan servicing fees related to retained MSRs are governed by ASC 820 and ASC 860 and excluded from the scope of ASC 606. Loan servicing fees earned from servicing contracts which the Company does not hold mortgage servicing rights are in scope of ASC 606.

Investment Management advisory and administration fees are recognized as the services are performed over time and are primarily based on agreed-upon percentages of assets under management or committed capital. Revenue recognition for transactional performance obligations are recognized at a point in time when the performance obligation has been met. The Company receives investment management advisory incentive fees (carried interest) from certain investment funds. These incentive fees are dependent upon exceeding specified performance thresholds on a relative or absolute basis, depending on the product. Incentive fees are recognized when it is determined that significant reversal is considered no longer probable (such as upon the sale of a fund’s investment or when the amount of assets under management becomes known as of the end of the specified measurement period). Pursuant to the terms of the Harrison Street Real Estate Capital, LLC (“Harrison Street”) acquisition, incentive fees related to assets that were invested prior to the acquisition date by its former owners are allocated to certain employees and former owners; as such the full amount of these incentive fees is passed through as compensation expense and recognized as cost of revenues in the consolidated statement of earnings.

(b)	Significant judgments

The Company’s contracts with customers may include promises to transfer multiple products and services. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. Where a contract contains multiple performance obligations judgment is used to assess whether they are distinct and accounted for separately or not distinct and are accounted for and recognized together.

Brokerage commission arrangement may include terms that result in variability to the transaction price and ultimate revenues earned beyond the underlying value of the transaction, these may include rebates and/or contingencies. The Company estimates variable consideration or performs a constraint analysis for these contracts on the basis of historical information to estimate the amount the Company will ultimately be entitled to. Generally, revenue is constrained when it is probable that the Company may not be entitled to the total amount of the revenue as associated with the occurrence or non-occurrence of an event that is outside of the Company’s control or where the facts and circumstances of the arrangement limit the Company’s ability to predict whether this event will occur. When revenue is constrained, this revenue is not recognized until the uncertainty has been resolved.

Outsourcing & Advisory arrangements may include incentives tied to achieving certain performance targets. The Company estimates variable consideration or performs a constraint analysis for these contracts on the basis of circumstances specific to the project and historical information in order to estimate the amount the Company will ultimately be entitled to. Estimates of revenue, costs or extent of progress toward completion are revised if circumstances change. Any resulting increases or decreases in estimated revenues or costs are reflected in profit or loss in the period in which the circumstances that give rise to the revision become known by management.

In providing project management, engineering and design or property management services, the Company may engage subcontractors to provide on-site staffing or to provide specialized technical services, materials and/or installation services. These arrangements are assessed and require judgment to determine whether the Company is a principal or an agent of the customer. When the Company acts as a principal, because it is primarily responsible for the delivery of the completed project and controls the services provided by the subcontractors, these amounts are accounted for as revenue on a gross basis. However, when the Company acts as an agent, because it does not control the services prior to delivery to the customer, these costs are accounted for on a net basis.

In some cases, the Company may facilitate collection from the customer and payments to subcontractors or may facilitate collection from tenants for payment to the landlord. In these instances, balances are recorded as accounts receivable and accounts payable until settled.

Investment Management fee arrangements are unique to each contract and evaluated on an individual basis to determine the timing of revenue recognition and significant judgment is involved in making such determination. At each reporting period, the Company considers various factors in estimating revenue to be recognized. Incentive fees have a broad range of possible amounts and the determination of these amounts is based upon the market value for managed assets which is highly susceptible to factors outside of the Company’s influence. As a result, incentive fee revenue is generally constrained until significant reversal is considered no longer probable.

Certain constrained Capital Markets and Leasing fees, Outsourcing & Advisory fees and Investment Management fees may arise from services that began in a prior reporting period. Consequently, a portion of the fees the Company recognizes in the current period may be partially related to the services performed in prior periods. In particular, substantially all investment management incentive fees recognized in the period were previously constrained.

Receivables and allowance for credit losses

Accounts receivable are recorded when the Company has a right to payment within customary payment terms or it recognizes a contract asset if revenue is recognized prior to when payment is due. From the point of initial recognition, the carrying value of such receivables and contract assets, net of allowance for doubtful accounts, represents their estimated net realizable value after deducting for potential credit losses. The Company’s expected loss allowance methodology uses historical collection experience, the current status of customers’ accounts receivable and considers both current and expected future economic and market conditions. Due to the short-term nature of such receivables, the estimate of accounts receivable that may be collected is based on the aging of the receivable balances and the financial condition of customers. Additionally, specific allowance amounts are established to record the appropriate provision for customers that have a higher probability of default. The allowances are then reviewed on a quarterly basis to ensure that they are appropriate. After all collection efforts have been exhausted by management, the outstanding balance considered not collectible is written off against the allowance. In providing for credit losses as at September 30, 2020, the Company considered the current and expected future economic and market conditions surrounding the novel coronavirus (“COVID-19”) pandemic and determined to adjust its historical loss rates for the increased credit risk with an associated credit loss expense included in Selling, general and administrative expenses.

In some cases, the Company may record a receivable or a contract asset which corresponds with payables which the Company is only obligated to pay upon collection of the receivable (“Reimbursable receivables”). These receivables correspond with commissions payable, payables to facilitate collection from the customer and make payments to subcontractors or relate to collection from tenants for payment to the landlord. These corresponding payables are typically satisfied on a pay-when-paid basis. In relation to Reimbursable receivables, an allowance is only recorded to the extent that the Company will incur credit losses.

Cash and cash equivalents

Cash equivalents consist of short-term interest-bearing securities and money market mutual funds. These cash equivalents are readily convertible into cash and the interest-bearing securities have original maturities at the date of purchase of three months or less. The Company also maintains custodial escrow accounts, agency and fiduciary funds relating to its debt finance operations and as an agent for its property management operations. These amounts are not included in the accompanying consolidated balance sheets as they are not assets of the Company.

Restricted cash

Restricted cash consists primarily of cash amounts set aside to satisfy legal or contractual requirements arising in the normal course of business, primarily Colliers Mortgage.

Financial guarantees and allowance for loss sharing

For certain loans originated and sold under the Fannie Mae Delegated Underwriting and ServicingTM (“DUS”) Program the Company undertakes an obligation to partially guarantee performance of the loan typically up to one-third of any losses on loans originated.

When the Company commits to making a loan to a borrower, it recognizes a liability equal to the estimated fair value of this guarantee obligation, which reduces the gain on sale of the loan reported in capital markets revenue. Upon sale of the loan, a liability for the fair value of the guarantee obligation is recognized and included in other liabilities on the Consolidated Balance Sheets. Subsequently, this initial liability is amortized over the estimated life of the loan in line with collection of loan principal and recorded as an increase in capital markets revenue on the consolidated statements of earnings.

Additionally, in accordance with ASC 326, the Company estimates the credit losses expected over the life of the credit exposure and has recorded a loss reserve for this risk. The Company evaluates the loss reserve on an individual loan basis. The evaluation models consider the specific details of the underlying property used as collateral, such as occupancy and financial performance. The models also analyze historical losses, current and expected economic conditions, and reasonable and supportable forecasts. For the period ended September 30, 2020, the analysis incorporated specific economic conditions related to the COVID-19 pandemic. As at September 30, 2020, the loan loss guarantee reserve was $17,295 and was included within Other liabilities on the consolidated balance sheets. See note 19 for further information on the DUS Program and the loss-sharing guarantee obligation.

Convertible notes

The Company issued Convertible Notes in May 2020 (see note 10). The Convertible Notes are accounted for entirely as debt as no portion of the proceeds is required to be accounted for as attributable to the conversion feature. Interest on the Convertible Notes is recorded as interest expense. Financing fees are amortized over the life of the Convertible Notes as additional non-cash interest expense utilizing the effective interest method.

The earnings per share impact of the Convertible Notes is calculated using the “if-converted” method, if dilutive, where coupon interest expense, net of tax, is added to the numerator and the number of potentially issuable common shares is added to the denominator.

Warehouse receivables

The Company originates held for sale mortgage loans with commitments to sell to third party investors. These loans are referred to as warehouse receivables and are funded directly to borrowers by the warehouse lines of credit. The lines are generally repaid within 45 days when the loans are transferred while the Company retains the servicing rights. The Company elects the fair value option for warehouse receivables.

Mortgage servicing rights (“MSRs”)

MSRs, or the rights to service mortgage loans for others, result from the sale or securitization of loans originated by the Company and are recognized as intangible assets on the Consolidated Balance Sheets. The Company initially recognizes MSRs based on the fair value of these rights on the date the loans are sold. Subsequent to initial recognition, MSRs are amortized and carried at the lower of amortized cost or fair value. They are amortized in proportion to and over the estimated period that net servicing income is expected to be received based on projections and timing of estimated future net cash flows.

In connection with the origination and sale of mortgage loans for which the Company retains servicing rights, an asset or liability is recognized based upon the fair value of the MSR on the date that the loans are sold. Upon origination of a mortgage loan held for sale, the fair value of the retained MSR is included in the forecasted proceeds from the anticipated loan sale and results in a net gain (which is reflected in Capital Markets revenue).

MSRs do not actively trade in an open market with readily observable prices; therefore, fair value is determined based on certain assumptions and judgments. The valuation model incorporates assumptions including contractual servicing fee income, interest on escrow deposits, discount rates, the cost of servicing, prepayment rates, delinquencies, the estimated life of servicing cash flows and ancillary income and late fees. The assumptions used are subject to change based upon changes to estimates of future cash flows and interest rates, among other things.

Impairment is evaluated quarterly through a comparison of the carrying amount and fair value of the MSRs, and recognized with the establishment of a valuation allowance. Other than write-offs due to prepayments of sold Warehouse receivables where servicing rights have been retained, there have been no instances of impairment since acquiring Colliers Mortgage.

Financial instruments and derivatives

Certain loan commitments and forward sales commitments related to the Company’s warehouse receivables meet the definition of a derivative asset and are recorded at fair value in the consolidated balance sheets upon the executions of the commitment to originate a loan with a borrower and to sell the loan to an investor, with a corresponding amount recognize as revenue in the consolidated statements of earnings. The estimated fair value of loan commitments includes the value of loan origination fees and premiums on anticipated sale of the loan, net of related costs, an allowance for loss sharing, the fair value of the expected net cash flows associated with servicing of the loan, and the effects of interest rate movements. The estimated fair value of the forward sales commitments includes the effects of interest rate movements. Adjustments to the fair value related to loan commitments and forward sale commitments are included within Capital Markets revenue on the consolidated statements of earnings.

From time to time, the Company may use interest rate swaps to hedge a portion of its interest rate exposure on long-term debt. Hedge accounting is applied and swaps are carried at fair value on the consolidated balance sheets, with gains or losses recognized in interest expense. The carrying value of the hedged item is adjusted for changes in fair value attributable to the hedged interest rate risk; the associated gain or loss is recognized currently in earnings and the unrealized gain or loss is recognized in other comprehensive income. If swaps are terminated and the underlying item is not, the resulting gain or loss is deferred and recognized over the remaining life of the underlying item using the effective interest method. In addition, the Company may enter into short-term foreign exchange contracts to lower its cost of borrowing, to which hedge accounting is not applied.

Derivative financial instruments are recorded on the consolidated balance sheets as other assets or other liabilities and carried at fair value. See note 14 for additional information on derivative financial instruments.

Goodwill and intangible assets

The impact of the COVID-19 pandemic, with its combined health toll and sharp decline in global economic output, is unprecedented and the full extent of the impact will depend on future developments. These developments are highly uncertain and cannot be accurately predicted, including new information which may emerge concerning its severity, its duration and actions by government authorities to contain the outbreak or manage its impact.

As a result of the changes in the current economic environment related to the COVID-19 pandemic, management has performed asset impairment testing across the Company’s reporting units. Management has concluded that no impairment loss is required to be recognized as of September 30, 2020. The testing considered a range of scenarios, but is subject to significant estimation uncertainty given the factors noted above. If there are future adverse developments, impairment losses may be required to be recognized.

Government assistance related to the COVID-19 pandemic

The Company received $13,640 and $23,874 of wage subsidies from governments in several countries around the world during the three month and nine month periods ended September 30, 2020, respectively. In the nine-month period ending September 30, 2020, $17,539 of the wage subsidies were recorded as reduction to cost of revenues and $6,335 were recorded as a reduction to selling, general and administrative expenses in the Consolidated Statements of Earnings. In the three-month period ending September 30, 2020, $9,568 of the wage subsidies were recorded as reduction to cost of revenues and $4,072 were recorded as a reduction to selling, general and administrative expenses in the Consolidated Statements of Earnings.

3.       Impact of recently issued accounting standards

Recently adopted accounting guidance

Current Expected Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses. This ASU creates a new framework to evaluate financial instruments, such as trade receivables, for expected credit losses. This new framework replaces the previous incurred loss approach and is expected to result in more timely recognition of credit losses.

The Company has adopted Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments effective January 1, 2020 using the modified retrospective basis recording a cumulative catch-up adjustment to retained earnings. Following adoption of the standard, the Company’s methodology of reserving for Accounts receivable and other receivable-related financial assets, including contract assets has changed. See note 2 for details on the significant accounting policies related to receivables and allowance for doubtful accounts. The adoption of the standard has had the impact of accelerating the recognition of credit losses on certain receivables and the Company recognized a non-cash cumulative catch-up adjustment to retained earnings in the amount of $3,629, net of $805 in taxes, on the opening consolidated balance sheet as of January 1, 2020.

Goodwill impairment testing

In January 2017, the FASB issued ASU No. 2017-04, Intangibles – Goodwill and Other: Simplifying the Accounting for Goodwill Impairment to remove Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Under this guidance, a goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The Company has adopted the standard effective January 1, 2020. Adoption of the ASU simplifies the goodwill impairment testing process for the Company without any direct impact on the financial statements.

Capitalization of implementation costs in relation to hosting arrangements

In August 2018, the FASB issued ASU No. 2018-15, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40). This ASU aligns the capitalizing of implementation costs incurred in relation to a hosting arrangement with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. It also requires these capitalized costs to be expensed over the term of the hosting arrangement and to the same line as the hosting arrangement. As this ASU clarifies the previously existing ambiguity related to capitalization, it was determined that the guidance under the ASU is consistent with the Company’s existing capitalization process for development costs related to hosting arrangements without any impact on the financial statements.

Recently issued accounting guidance, not yet adopted

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. With LIBOR ceasing at the end of 2021, a significant volume of contracts and other arrangements will be impacted by the transition required to alternative reference rates. This ASU provides optional expedients and exceptions to reduce the costs and complexity of applying existing GAAP to contract modifications and hedge accounting if certain criteria are met. The standard is effective from the beginning of an interim period that includes the March 12, 2020 issuance date of the ASU through December 31, 2022. On March 25, 2020, the Alternative Reference Rates Committee (the “ARRC”), which is a group of private-market participants convened by the Federal Reserve Board and the New York Fed, reiterated the end of 2021 timeline for the phase out of LIBOR amid the uncertainty surrounding the COVID-19 pandemic. The Company is currently assessing the options available under this ASU and their potential impacts on its consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, Debt- Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contract in an Entity’s Own Equity. The ASU simplifies the accounting for convertible instruments and reduces the number of embedded conversion features being separately recognized from the host contract as compared to current GAAP. The ASU also enhances information transparency through targeted improvements to the disclosures for convertible instruments and earnings-per-share guidance. The standard is effective for fiscal years beginning after December 15, 2021. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. The standard can be applied using the modified retrospective method of transition or a fully retrospective method of transition. The Company is currently assessing the options available under this ASU and their potential impacts on its consolidated financial statements.

4.       Acquisitions

On May 29, 2020, the Company acquired controlling interests in four subsidiaries of Dougherty Financial Group LLC – Dougherty Mortgage LLC, Dougherty & Company LLC, Dougherty Funding LLC and Dougherty Insurance Agency LLC. Headquartered in Minneapolis, Dougherty operates across 21 states in the U.S. Dougherty’s mortgage banking operations have rebranded as “Colliers Mortgage” while all brokerage, investment banking, capital markets and public finance services will be carried on through newly branded “Colliers Securities” which is licensed under the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority.

Colliers Mortgage is licensed as a U.S. Department of Housing and Urban Development (“HUD”) title II non-supervised mortgagee, a Government National Mortgage Association (“Ginnie Mae”) issuer, and a Federal National Mortgage Association (“Fannie Mae”) approved DUS lender for multifamily affordable and market rate housing and senior housing mortgage loans. Colliers Mortgage is also an approved lender in the United States Department of Agriculture (“USDA”) Community Facilities Guaranteed Loan Program. Ginnie Mae and Fannie Mae together are referred to as government sponsored enterprises (“GSEs”).

On July 13, 2020, the Company acquired a controlling interest in Maser Consulting P.A. (“Maser”), headquartered in New Jersey. Maser operates in the Americas segment across 13 U.S. states. Maser is a leading multi-disciplinary engineering design and consulting firm in the U.S.

During the nine months ended September 30, 2020 the Company acquired controlling interests in two Colliers International affiliates operating in the Americas segment (Austin, Texas and Nashville, Tennessee).

The acquisition date fair value of consideration transferred and preliminary purchase price allocation was as follows:

	Colliers			Aggregate
	Mortgage	Maser	Other	Acquisitions

Current assets, excluding cash	$77,792	$57,533	$3,662	$138,987
Non-current assets	9,021	36,489	529	46,039
Current liabilities	(81,731)	(32,742)	(3,607)	(118,080)
Long-term liabilities	(6,266)	(53,552)	(423)	(60,241)
	$(1,184)	$7,728	$161	$6,705

Cash consideration, net of cash acquired of $50,331	$(134,204)	$(57,726)	$(11,986)	$(203,916)
Acquisition date fair value of contingent consideration	(9,250)	(12,045)	(2,529)	(23,824)
Total purchase consideration	$(143,454)	$(69,771)	$(14,515)	$(227,740)

Acquired intangible assets
Indefinite life	$29,600	$-	$-	$29,600
Finite life	$105,225	$51,100	$10,415	$166,740
Goodwill	$53,055	$54,087	$8,929	$116,071
Redeemable non-controlling interest	$43,242	$43,144	$4,990	$91,376

The MSR intangible asset acquired with Colliers Mortgage had a fair value of $99,900 at the acquisition date and had a weighted average useful life of 8.15 years. The key assumptions used in measuring the fair value of the MSR intangible assets at acquisition date included a discount rate of 11.20% and a conditional prepayment rate of 6.30%.

As of September 30, 2020, the Company has not completed its analysis to assign fair values to all of the identifiable intangible and tangible assets acquired and, therefore, the purchase price allocation may be refined during the measurement period.

During the prior year nine months ended September 30, 2019, the Company acquired controlling interests in three businesses for cash consideration of $22,875 (net of cash acquired of $3,571).

The Company typically structures its business acquisitions to include contingent consideration. Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to five-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified earnings level and (iii) the actual earnings for the contingency period. If the acquired business does not achieve the specified earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

Unless it contains an element of compensation, contingent consideration is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at September 30, 2020 was $88,191 (December 31, 2019 - $84,993). See note 14 for discussion on the fair value of contingent consideration. Contingent consideration with a compensatory element is revalued at each reporting period and recognized on a straight-line basis over the term of the contingent consideration arrangement. The liability recorded on the balance sheet for the compensatory element of contingent consideration arrangements as at September 30, 2020 was $15,880 (December 31, 2019 - $23,014). The estimated range of outcomes (undiscounted) for all contingent consideration arrangements, including those with an element of compensation is determined based on the formula price and the likelihood of achieving specified earnings levels over the contingency period, and ranges from $185,842 to a maximum of $210,001. These contingencies will expire during the period extending to December 2024.

5.       Real estate assets held for sale

In December 2019, the Company’s Investment Management segment acquired a controlling interest in a portfolio of real estate assets (the “Portfolio”) from an unrelated party. The acquisition was accounted for by the acquisition method of accounting for asset purchases that do not constitute the acquisition of a business. The Portfolio consists of land and buildings located in the United Kingdom and associated liabilities. The Portfolio was acquired in connection with the establishment of a new closed-end Investment Management fund (the “Fund”). In May 2020, the Company sold the Portfolio to the Fund without gain or loss.

On July 17, 2020, the Company’s Investment Management segment acquired a controlling interest in a real estate asset (the “RE Asset”) from an unrelated party. The acquisition was accounted for by the acquisition method of accounting for asset purchases that do not constitute the acquisition of a business. The RE Asset consists of an undeveloped parcel of land located in the United Kingdom and associated liabilities. The Company expects to sell the RE Asset to the Fund, without gain or loss, during the fourth quarter of 2020.

The Fund is managed by the Company and as is customary for closed-end funds, the Company has a limited partner equity interest of between 1% and 2%.

During the nine months ended September 30, 2020, the Portfolio and RE Asset generated $2,427 of net earnings which was included in Company’s consolidated net earnings.

The following table summarizes the real estate assets and associated liabilities held for sale.

September 30, 2020

Real estate assets held for sale
Real estate assets held for sale - non-current	$78,159
Total real estate assets held for sale	$78,159

Liabilities related to real estate assets held for sale
Liabilities related to real estate assets held for sale - current	$7,112
Liabilities related to real estate assets held for sale - non-current	$25,129
Total liabilities related to real estate assets held for sale	$32,241

Net real estate assets held for sale	$45,918

6.        Acquisition-related items

Acquisition-related expense comprises the following:

	Three months ended		Nine months ended
	September 30		September 30
	2020	2019	2020	2019

Transaction costs	$4,942	$984	$12,945	$3,282
Contingent consideration fair value adjustments	(1,504)	5,248	(6,356)	6,106
Contingent consideration compensation expense	1,527	2,635	4,910	9,377
	$4,965	$8,867	$11,499	$18,765

7.        Other income, net

	Three months ended		Nine months ended
	September 30		September 30
	2020	2019	2020	2019

Loss (gain) on investments	$78	$4	$131	$(88)
Fair value adjustment on DPP (note 12)	45	6	113	461
Equity earnings from non-consolidated investments	(482)	(480)	(1,451)	(1,220)
Other	(150)	(193)	(272)	(138)
	$(509)	$(663)	$(1,479)	$(985)

8.       Intangible assets

The following table summarizes the gross value, accumulated amortization and net carrying value of the Company’s indefinite life and finite life intangible assets:

September 30, 2020	Gross
	carrying	Accumulated
	amount	amortization	Net

Indefinite life intangible assets:
Licenses	$29,600	$-	$29,600
Trademarks and trade names	23,894	-	23,894
	$53,494	$-	$53,494

Finite life intangible assets:
Customer lists and relationships	$359,570	$134,774	$224,796
Investment management contracts	270,600	54,650	215,950
Mortgage servicing rights	105,657	6,507	99,150
Franchise rights	5,254	4,869	385
Trademarks and trade names	15,530	4,172	11,358
Management contracts and other	20,676	11,584	9,092
Backlog	16,240	8,177	8,063
	$793,527	$224,733	$568,794

	$847,021	$224,733	$622,288

	Gross
December 31, 2019	carrying	Accumulated
	amount	amortization	Net

Indefinite life intangible assets:
Trademarks and trade names	$23,810	$-	$23,810
	$23,810	$-	$23,810

Finite life intangible assets:
Customer lists and relationships	$310,856	$115,987	$194,869
Investment management contracts	270,600	36,434	234,166
Franchise rights	5,163	4,505	658
Trademarks and trade names	12,435	2,398	10,037
Management contracts and other	16,088	9,306	6,782
	$623,700	$170,056	$453,644

	$647,510	$170,056	$477,454

In May 2020, the Company acquired MSR intangible assets in its acquisition of Colliers Mortgage. MSR intangible assets represent the carrying value of servicing assets in the Americas segment. The MSR asset is being amortized over the estimated period that the net servicing income is expected to be received. The amount of MSRs recognized in 2020 are summarized in the table below.

2020

Balance, January 1	$-
Recognized on business acquisitions	99,900
Additions, following the sale of loan	5,757
Amortization expense	(4,838)
Prepayments and write-offs	(1,669)
Balance, September 30	$99,150

The following is the estimated future expense for amortization of the recorded MSRs and other intangible assets for each of the next five years and thereafter:

	MSRs	Other Intangibles	Total
2020 (remaining three months)	$3,472	20,291	$23,763
2021	12,907	67,672	80,579
2022	12,201	60,885	73,086
2023	11,015	57,273	68,288
2024	9,995	49,428	59,423
2025	8,666	41,024	49,690
Thereafter	40,894	173,071	213,965
	$99,150	469,644	$568,794

9.       Long-term debt

The Company has a multi-currency senior unsecured revolving credit facility (the “Revolving Credit Facility”) of $1,000,000. The Revolving Credit Facility has a 5-year term ending April 30, 2024 and bears interest at an applicable margin of 1.25% to 3.0% over floating reference rates, depending on financial leverage ratios. The weighted average interest rate at September 30, 2020 was 3.1% (2019 – 3.4%). The Revolving Credit Facility had $605,734 of available undrawn credit as at September 30, 2020. As of September 30, 2020, letters of credit in the amount of $12,861 were outstanding ($9,836 as at December 31, 2019). The Revolving Credit Facility requires a commitment fee of 0.25% to 0.6% of the unused portion, depending on certain leverage ratios. At any time during the term, the Company has the right to increase the Revolving Credit Facility by up to $250,000 on the same terms and conditions.

The Company has outstanding €210,000 of senior unsecured notes with a fixed interest rate of 2.23% (the “Senior Notes”), which are held by a group of institutional investors. The Senior Notes have a 10-year term ending May 30, 2028.

The Revolving Credit Facility and the Senior Notes rank equally in terms of seniority and have similar financial covenants. The Company is required to maintain financial covenants including leverage and interest coverage. The Company was in compliance with these covenants as of September 30, 2020. The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

10.       Convertible notes

On May 19, 2020, the Company issued $230,000 aggregate principal of 4.0% Convertible Senior Subordinated Notes (the “Convertible Notes”) at par value. The Convertible Notes will mature on June 1, 2025 and bear interest of 4.0% per annum, payable semi-annually in arrears on June 1 and December 1 of each year, beginning on December 1, 2020. See note 2 for further details. The Convertible Notes are unsecured and subordinated to all of the Company’s existing and future secured indebtedness, and are treated as equity for financial leverage calculations under the Company’s Revolving Credit Facility and Senior Notes.

At the holder’s option, the Convertible Notes may be converted at any time prior to maturity into Subordinate Voting Shares based on an initial conversion rate of approximately 17.2507 Subordinate Voting Shares per $1,000 principal amount of Convertible Notes, which represents an initial conversion price of $57.97 per Subordinate Voting Share.

The Company, at its option, may also redeem the Convertible Notes, in whole or in part, on or after June 1, 2023 at a redemption price equal to 100% of the principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid interest, provided that the last reported trading price of the Subordinate Voting Shares for any 20 trading days in a consecutive 30 trading day period preceding the date of the notice of redemption is not less than 130% of the conversion price.

Subject to specified conditions, the Company may elect to repay some or all of the outstanding principal amount of the Convertible Notes, on maturity or redemption, through the issuance of Subordinate Voting Shares.

In connection with the issuance of the Convertible Notes, the Company incurred financing costs of $6,795 which are being amortized over five years using the effective interest rate method. For the quarter ended September 30, 2020 there was $453 of financing fee amortization included in interest expense within the accompanying Consolidated Statements of Earnings. The effective interest rate on the Convertible Notes is approximately 4.3%.

11.       Warehouse lines of credit

The following table summarizes the Company’s mortgage warehouse lines of credit as at September 30, 2020:

	September 30, 2020
	Maximum	Carrying
	Capacity	Value

LIBOR plus 1.60%, expires January 11, 2021	$125,000	$140,889
LIBOR plus 1.60%	125,000	40,327
	$250,000	$181,216

Colliers Mortgage has warehouse lines of credit established with financial institutions exclusively for the purpose of funding warehouse mortgages receivable. The warehouse lines of credit are revolving and are secured by warehouse mortgages originated, if any.

On October 13, 2020 Colliers Mortgage increased the borrowing capacity on one of the warehouse lines of credit from $125,000 to $275,000, increasing the total borrowing capacity to $400,000.

12.       AR Facility

On April 12, 2019, the Company established a structured accounts receivable facility (the “AR Facility”) with committed availability of $125,000 and an initial term of 364 days, unless extended or an earlier termination event occurs. On April 27, 2020, the Company extended the term of AR Facility for another 364 days. Under the AR Facility, certain of the Company's subsidiaries continuously sell trade accounts receivable and contract assets (the “Receivables”) to wholly owned special purpose entities at fair market value. The special purpose entities then sell 100% of the Receivables to a third-party financial institution (the “Purchaser”). Although the special purpose entities are wholly owned subsidiaries of the Company, they are separate legal entities with their own separate creditors who will be entitled, upon their liquidation, to be satisfied out of their assets prior to any assets or value in such special purpose entities becoming available to their equity holders and their assets are not available to pay other creditors of the Company. As of September 30, 2020, the Company had drawn $111,138 under the AR Facility.

All transactions under the AR Facility are accounted for as a true sale in accordance with ASC 860, Transfers and Servicing (“ASC 860”). Following the sale and transfer of the Receivables to the Purchaser, the Receivables are legally isolated from the Company and its subsidiaries, and the Company sells, conveys, transfers and assigns to the Purchaser all its rights, title and interest in the Receivables. Receivables sold are derecognized from the consolidated balance sheet. The Company continues to service, administer and collect the Receivables on behalf of the Purchaser, and recognizes a servicing liability in accordance with ASC 860. The Company has elected the amortization method for subsequent measurement of the servicing liability, which is assessed for impairment or increased obligation at each reporting date. As of September 30, 2020, the servicing liability was nil.

Under the AR Facility, the Company receives a cash payment and a deferred purchase price (“Deferred Purchase Price” or “DPP”) for sold Receivables. The DPP is paid to the Company in cash on behalf of the Purchaser as the Receivables are collected; however, due to the revolving nature of the AR Facility, cash collected from the Company's customers is reinvested by the Purchaser monthly in new Receivable purchases under the AR Facility. For the nine months ending September 30, 2020, Receivables sold under the AR Facility were $786,691 and cash collections from customers on Receivables sold were $798,303, all of which were reinvested in new Receivables purchases and are included in cash flows from operating activities in the consolidated statement of cash flows. As of September 30, 2020, the outstanding principal on trade accounts receivable, net of Allowance for Doubtful Accounts, sold under the AR Facility was $106,947; and the outstanding principal on contract assets, current and non-current, sold under the AR Facility was $76,935. See note 14 for fair value information on the DPP.

For the nine months ended September 30, 2020, the Company recognized a loss related to Receivables sold of $113 (2019 - $461 loss) that was recorded in other expense in the consolidated statement of earnings. Based on the Company’s collection history, the fair value of the Receivables sold subsequent to the initial sale approximates carrying value.

The non-cash investing activities associated with the DPP for the nine months ended September 30, 2020 were $12,269.

13.       Variable interest entities

The Company holds variable interests in certain Variable Interest Entities (“VIE”) in its Investment Management segment which are not consolidated as it was determined that the Company is not the primary beneficiary. The Company’s involvement with these entities is in the form of fee arrangements and equity co-investments (typically 1%-2%).

The following table provides the maximum exposure to loss related to these non-consolidated VIEs:

	September 30, 2020	December 31, 2019

Investments in unconsolidated subsidiaries	$3,820	$1,981
Co-investment commitments	16,930	7,969
Maximum exposure to loss	$20,750	$9,950

14.       Fair value measurements

The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of September 30, 2020:

	Carrying value at	Fair value measurements
	September 30, 2020	Level 1	Level 2	Level 3

Assets
Cash equivalents	$11,199	$11,199	$-	$-
Equity securities	3,255	3,228	26	-
Debt securities	13,416	-	13,416	-
Mortgage derivative assets	19,742	-	19,742	-
Warehouse receivables	190,720	-	190,720	-
Deferred Purchase Price on AR Facility	72,109	-	-	72,109
Total assets	$310,441	$14,427	$223,904	$72,109

Liabilities
Mortgage derivative liability	$11,530	$-	$11,530	$-
Interest rate swap liability	9,097	-	9,097	-
Contingent consideration liability	88,191	-	-	88,191
Total liabilities	$108,818	$-	$20,627	$88,191

Cash equivalents

Cash equivalents include highly liquid investments with original maturities of less than three months. Actively traded cash equivalents where a quoted price is readily available are classified as Level 1 in the fair value hierarchy.

Financial instruments and other inventory positions owned

The Company records financial instruments and other inventory positions owned at fair value on the Consolidated Balance Sheets. These financial instruments are valued based on observable market data that may include quoted market prices dealer quotes, market spreads, cash flows, the U.S. treasury yield curve, trading levels, market consensus prepayment speeds, credit information and the instruments’ terms and conditions and are classified as Level 2 of the fair value hierarchy.

Certain investments in equity securities where quoted prices are readily available are classified as Level 1 in the fair value hierarchy. The Company increases or decreases its investment each reporting period by the change in the fair value of the investment reported in net earnings on the Consolidated Statements of Earnings.

Warehouse receivables

As at September 30, 2020, all of the Company’s mortgage warehouse receivables were under commitment to be purchased by a GSE or by a qualifying investor. These assets are classified as Level 2 in the fair value hierarchy as a substantial majority of the inputs are readily observable.

Interest rate swaps

In April 2017, the Company entered into interest rate swap agreements to convert the LIBOR floating interest rate on $100,000 of US dollar denominated debt into a fixed interest rate of 1.897% plus the applicable margin. The swaps have a maturity of January 18, 2022. The swaps are being accounted for as cash flow hedges and are measured at fair value on the balance sheet. Gains or losses on the swaps, which are determined to be effective as hedges, are reported in other comprehensive income.

In December 2018, the Company entered into additional interest rate swap agreements to convert the LIBOR floating interest rate on $100,000 of US dollar denominated debt into a fixed interest rate of 2.7205% plus the applicable margin. The swaps have a maturity of April 30, 2023. The swaps are being accounted for as cash flow hedges and are measured at fair value on the balance sheet. Gains or losses on the swaps, which are determined to be effective as hedges, are reported in other comprehensive income.

Mortgage-related derivatives

The fair value of interest rate lock commitments and forward sale commitments are derivatives and considered Level 2 valuations. Fair value measurements for both interest rate lock commitments and forward sales commitment consider observable market data, particularly changes in interest rates. In the case of interest rate lock commitments, the fair value measurement also considers the expected net cash flows associated with the servicing of the loans or the fair value of MSRs. However, the Company has evaluated the impact of the fair value of the MSRs on the fair value of the derivatives and they do not have a significant impact on the derivative fair values. The Company also considers the impact of counterparty non-performance risk when measuring the fair value of these derivatives. Given the credit quality of the Company’s counterparties, the short duration of interest rate lock commitments and forward sales contracts and the Company’s historical experience, the risk of nonperformance by the counterparties does not have a significant impact on the determination of fair value.

AR Facility deferred purchase price (“DPP”)

The Company recorded a DPP under its AR Facility. The DPP represents the difference between the fair value of the Receivables sold and the cash purchase price and is recognized at fair value as part of the sale transaction. The DPP is remeasured each reporting period in order to account for activity during the period, including the seller’s interest in any newly transferred Receivables, collections on previously transferred Receivables attributable to the DPP and changes in estimates for credit losses. Changes in the DPP attributed to changes in estimates for credit losses are expected to be immaterial, as the underlying Receivables are short-term and of high credit quality. The DPP is valued using Level 3 inputs, primarily discounted cash flows, with the significant inputs being discount rates ranging from 2.5% to 4.0% depending upon the aging of the Receivables. See note 12 for information on the AR Facility.

2020
Balance, January 1	$69,873
Additions to DPP	37,108
Collections on DPP	(38,132)
Fair value adjustment	(113)
Foreign exchange and other	3,373
Balance, September 30	$72,109

Contingent acquisition consideration

The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs. The fair value measurements were made using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 2.1% to 9.5%, with a weighted average of 4.9%). The wide range of discount rates is attributable to level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. Within the range of discount rates, there is data point concentration at the 3.8% and 4.5% levels. A 2% increase in the weighted average discount rate would reduce the fair value of contingent consideration by $3,000.

Changes in the fair value of the contingent consideration liability comprises the following:

2020
Balance, January 1	$84,993
Amounts recognized on acquisitions	23,824
Fair value adjustments (note 6)	(6,356)
Resolved and settled in cash	(14,603)
Other	334
Balance, September 30	$88,191

Less: current portion	$7,517
Non-current portion	$80,674

The carrying amounts for cash, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated. The inputs to the measurement of the fair value of non-current receivables, advisor loans and long-term debt are Level 3 inputs. The fair value measurements were made using a net present value approach; significant model inputs were expected future cash outflows and discount rates.

The following are estimates of the fair values for other financial instruments:

	September 30, 2020		December 31, 2019
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Other receivables	$14,561	$14,561	$16,678	$16,678
Advisor loans receivable (non-current)	41,234	41,234	48,283	48,283
Long-term debt (non-current)	386,164	386,164	372,281	372,281
Senior Notes	245,258	261,666	234,901	254,858
Convertible Notes	223,658	230,000	-	-

Other receivables include notes receivable from non-controlling interests and non-current income tax recoverable.

15.       Redeemable non-controlling interests

The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

2020

Balance, January 1	$359,150
RNCI share of earnings	12,839
RNCI redemption increment	15,572
Distributions paid to RNCI	(29,459)
Purchase of interests from RNCI, net	(18,294)
RNCI recognized on business acquisitions	91,376
Balance, September 30	$431,184

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the RNCI at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before income taxes, interest, depreciation, and amortization. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in Subordinate Voting Shares. The redemption amount as of September 30, 2020 was $401,416 (December 31, 2019 - $333,064). The redemption amount is lower than that recorded on the balance sheet as the formula price of certain RNCI is lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Subordinate Voting Shares as at September 30, 2020, approximately 6,100,000 such shares would be issued.

Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment.

16.       Net earnings per common share

Diluted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were issued on May 19, 2020. As such, the interest (net of income tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The “if-converted” method is used if the impact of the assumed conversion is dilutive. The “if-converted” method is dilutive for the three-month period ended September 30, 2020 and anti-dilutive for the nine-month period ended September 30, 2020.

The following table reconciles the basic and diluted common shares outstanding:

	Three months ended		Nine months ended
(in thousands)	September 30		September 30
	2020	2019	2020	2019

Net earnings (loss) attributable to Company	$21,167	$29,647	$15,443	$54,892
After-tax interest on Convertible Notes	1,701	-	-	-
Adjusted numerator under the If-Converted Method	$22,868	$29,647	$15,443	$54,892

Weighted average common shares - Basic	40,027	39,608	39,944	39,481
Exercise of stock options	186	421	192	457
Conversion of Convertible Notes	3,968	-	-	-
Weighted average common shares - Diluted	44,181	40,029	40,136	39,938

17.       Stock-based compensation

The Company has a stock option plan for certain officers, key full-time employees and directors of the Company and its subsidiaries, other than its Chairman & CEO who has a Long Term Arrangement as described in note 19. Options are granted at the market price for the underlying shares on the day immediately prior to the date of grant. Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share. All Subordinate Voting Shares issued are new shares. As at September 30, 2020, there were 825,250 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards.

There were 60,000 stock options granted during the nine months ended September 30, 2020 (2019 - 515,000). Stock option activity for the nine months ended September 30, 2020 was as follows:

			Weighted average
		Weighted	remaining	Aggregate
	Number of	average	contractual life	intrinsic
	options	exercise price	(years)	value
Shares issuable under options - December 31, 2019	2,001,600	$58.96
Granted	60,000	60.53
Exercised	(203,600)	37.27
Shares issuable under options - September 30, 2020	1,858,000	$61.39	2.76	$14,407
Options exercisable - September 30,2020	477,250	$41.02	1.11	$11,483

The amount of compensation expense recorded in the statement of earnings for the nine months ended September 30, 2020 was $6,056 (2019 - $5,199). As of September 30, 2020, there was $8,890 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 4 years. During the nine month period ended September 30, 2020, the fair value of options vested was $4,978 (2019 - $5,606).

18.       Income tax

The provision for income tax for the nine months ended September 30, 2020 reflected an effective tax rate of 29.8% (2019 - 28.1%) relative to the combined statutory rate of approximately 26.5% (2019 - 26.5%). The current year’s rate was impacted by the reversal of a $2,030 tax benefit related to a cross-border financing structure pursuant to a change in tax law applied retroactively to 2019.

19.       Commitments and Contingencies

In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

Pursuant to an agreement approved in February 2004 and restated on June 1, 2015 (the “Long Term Arrangement”), the Company agreed that it will make payments to Jay S. Hennick, its Chairman & Chief Executive Officer (“CEO”), that are contingent upon the arm’s length acquisition of control of the Company or upon a distribution of the Company’s assets to shareholders. The payment amounts will be determined with reference to the price per Subordinate Voting Share received by shareholders upon an arm’s length sale or upon a distribution of assets. The right to receive the payments may be transferred among members of the Chairman & CEO’s family, their holding companies and trusts. The agreement provides for the Chairman & CEO to receive each of the following two payments. The first payment is an amount equal to 5% of the product of: (i) the total number of Subordinate and Multiple Voting Shares outstanding on a fully diluted basis at the time of the sale and (ii) the per share consideration received by holders of Subordinate and Multiple Voting Shares minus a base price of C$3.324. The second payment is an amount equal to 5% of the product of (i) the total number of shares outstanding on a fully diluted basis at the time of the sale and (ii) the per share consideration received by holders of Subordinate Voting Shares minus a base price of C$6.472. Assuming an arm’s length acquisition of control of the Company took place on September 30, 2020, the amount required to be paid to the Chairman & CEO, based on a market price of C$88.67 per Subordinate Voting Share, would be US$280,756.

In May 2020, the Company acquired a controlling interest in Colliers Mortgage, a lender in the Fannie Mae DUS Program. Commitments for the origination and subsequent sale and delivery of loans to Fannie Mae represent those mortgage loan transactions where the borrower has locked an interest rate and scheduled closing and the Company has entered into a mandatory delivery commitment to sell the loan to Fannie Mae. As discussed in note 14, the Company accounts for these commitments as derivatives recorded at fair value.

Colliers Mortgage is obligated to share in losses, if any, related to mortgages originated under the DUS Program. These obligations expose the Company to credit risk on mortgage loans for which the Company is providing underwriting, servicing, or other services under the DUS Program. Net losses on defaulted loans are shared with Fannie Mae based upon established loss-sharing ratios, and typically, the Company is subject to sharing up to one-third of incurred losses on loans originated under the DUS Program. As of September 30, 2020, the Company has funded and sold loans subject to such loss-sharing arrangements with an aggregate unpaid principal balance of approximately $3,800,000.

For all DUS Program loans with loss-sharing obligations, the Company records a liability equal to the estimated fair value of the guarantee obligations undertaken upon sale of the loan, which reduces the gain on sale of the loan. Subsequently, the liability is amortized over the estimated life of the loan and recorded as an increase in revenue on the Consolidated Statements of Earnings. The Company performs a quarterly analysis of the loans subject to loss-sharing to determine expected credit losses and records a liability for loan loss guarantee reserve. Changes to the loan loss guarantee reserve are recognized as an expense. The loan loss guarantee reserve is included in other liabilities on the Consolidated Balance Sheets. As at September 30, 2020 the loan loss guarantee reserve was $17,295.

Pursuant to the Company’s licenses with Fannie Mae, Ginnie Mae and HUD the Company is required to maintain certain standards for capital adequacy which include minimum net worth and liquidity requirements. If it is determined at any time that the Company fails to maintain appropriate capital adequacy, the licensor reserves the right to terminate the Company’s servicing authority for all or some of the portfolio. At September 30, 2020, the licensees were in compliance with all such requirements.

20.       Revenue

Disaggregated revenue

Colliers has disaggregated its revenue from contracts with customers by type of service and region as presented in the following table.

OPERATING SEGMENT REVENUES
			Asia	Investment
	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Three months ended September 30
2020
Leasing	$129,804	$23,241	$16,611	$-	$32	$169,688
Capital markets	110,191	27,552	27,820	-	-	165,563
Property services	133,004	40,057	49,279	-	-	222,340
Valuation and advisory	38,663	25,227	14,954	-	-	78,844
IM - Advisory and other	-	-	-	39,774	-	39,774
IM - Incentive Fees	-	-	-	1,930	-	1,930
Other	10,975	1,273	1,813	-	107	14,168
Total Revenue	$422,637	$117,350	$110,477	$41,704	$139	$692,307

2019
Leasing	$159,543	$29,989	$29,184	$-	$38	$218,754
Capital markets	117,169	41,609	41,737	-	-	200,515
Property services	99,049	41,698	42,462	-	-	183,209
Valuation and advisory	43,879	24,626	17,352	-	-	85,857
IM - Advisory and other	-	-	-	39,343	-	39,343
IM - Incentive Fees	-	-	-	530	-	530
Other	4,618	897	2,777	-	383	8,675
Total Revenue	$424,258	$138,819	$133,512	$39,873	$421	$736,883

Nine months ended September 30
2020
Leasing	$360,585	$64,183	$46,166	$-	$32	$470,966
Capital markets	276,047	82,533	64,991	-	-	423,571
Property services	326,928	117,096	145,055	-	-	589,079
Valuation and advisory	113,508	66,853	44,640	-	-	225,001
IM - Advisory and other	-	-	-	124,728	-	124,728
IM - Incentive Fees	-	-	-	4,190	-	4,190
Other	24,444	3,381	7,164	-	617	35,606
Total Revenue	$1,101,512	$334,046	$308,016	$128,918	$649	$1,873,141

2019
Leasing	$487,582	$87,651	$78,391	$-	$288	$653,912
Capital markets	298,876	113,300	103,807	-	-	515,983
Property services	287,679	138,283	133,503	-	-	559,465
Valuation and advisory	116,939	68,714	47,393	-	-	233,046
IM - Advisory and other	-	-	-	113,827	-	113,827
IM - Incentive Fees	-	-	-	16,038	-	16,038
Other	13,396	2,929	7,832	-	1,095	25,252
Total Revenue	$1,204,472	$410,877	$370,926	$129,865	$1,383	$2,117,523

Revenue associated with the Company’s debt finance and loan servicing operations are outside the scope of ASC 606. In the three months ended September 30, 2020, $29,490 of revenue was excluded from the scope of ASC 606. In the nine months ended September 30, 2020, $34,608 of revenue was excluded from the scope of ASC 606. These revenues were included entirely within the Americas segment within capital markets and loan servicing revenue.

Contract balances

As at September 30, 2020, the Company had contract assets totaling $54,835 of which $50,146 was current ($48,934 as at December 31, 2019 - of which $42,772 was current). During the nine months ended September 30, 2020, approximately 84% of the current contract assets were moved to accounts receivable or sold under the AR Facility (Note 12).

As at September 30, 2020, the Company had contract liabilities (all current) totaling $22,945 ($24,133 as at December 31, 2019). Revenue recognized for the three months ended September 30, 2020 totaled $1,075 (2019 - $59) and for the nine months ended September 30, 2020 totaled $21,116 (2019 - $25,555) that was included in the contract liability balance at the beginning of the year.

Certain constrained brokerage fees, outsourcing and advisory fees and investment management fees may arise from services that began in a prior reporting period. Consequently, a portion of the fees the Company recognizes in the current period may be partially related to the services performed in prior periods. Typically, less than 5% of brokerage revenue recognized in a period had previously been constrained and substantially all investment management incentive fees, including carried interest, recognized in the period were previously constrained.

21.       Segmented information

Operating segments

Colliers has identified four reportable operating segments. Three segments are grouped geographically into Americas, Asia Pacific and EMEA. The Investment Management segment operates in the Americas and EMEA. The groupings are based on the manner in which the segments are managed. Management assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. Corporate includes the costs of global administrative functions and the corporate head office

OPERATING SEGMENTS
			Asia	Investment
	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Three months ended September 30
2020
Revenues	$422,637	$117,350	$110,477	$41,704	$139	$692,307
Depreciation and amortization	18,710	5,486	3,563	7,330	1,192	36,281
Operating earnings (loss)	40,412	(1,353)	8,548	7,921	(3,454)	52,074

2019
Revenues	$424,258	$138,819	$133,512	$39,873	$421	$736,883
Depreciation and amortization	8,496	5,595	1,316	6,623	805	22,835
Operating earnings (loss)	26,490	5,132	17,241	9,295	(9,982)	48,176

			Asia	Investment
	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Nine months ended September 30
2020
Revenues	$1,101,512	$334,046	$308,016	$128,918	$649	$1,873,141
Depreciation and amortization	36,128	16,146	10,680	20,650	3,507	87,111
Operating earnings (loss)	66,537	(18,071)	14,867	30,347	(8,545)	85,135

2019
Revenues	$1,204,472	$410,877	$370,926	$129,865	$1,383	$2,117,523
Depreciation and amortization	25,776	16,936	4,210	19,862	2,497	69,281
Operating earnings (loss)	68,278	5,828	38,996	25,181	(19,512)	118,771

Geographic information

Revenues in each geographic region are reported by customer locations.

GEOGRAPHIC INFORMATION
	Three months ended		Nine months ended
	September 30		September 30
	2020	2019	2020	2019

United States
Revenues	$385,433	$353,918	$973,995	$1,029,495
Total long-lived assets			1,387,430	1,068,241

Canada
Revenues	$67,658	$91,345	$212,203	$251,411
Total long-lived assets			81,827	88,582

Euro currency countries
Revenues	$61,532	$70,938	$180,793	$225,952
Total long-lived assets			299,202	284,142

Australia
Revenues	$47,073	$58,420	$124,866	$156,743
Total long-lived assets			81,077	79,023

United Kingdom
Revenues	$32,749	$41,615	$92,420	$112,500
Total long-lived assets			77,446	81,114

Other
Revenues	$97,862	$120,647	$288,864	$341,422
Total long-lived assets			176,938	112,904

Consolidated
Revenues	$692,307	$736,883	$1,873,141	$2,117,523
Total long-lived assets			2,103,920	1,714,006

COLLIERS INTERNATIONAL GROUP INC.

Management’s discussion and analysis

For the three and nine months ended September 30, 2020

(in US dollars)

November 3, 2020

The following management’s discussion and analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of Colliers International Group Inc. (“we,” “us,” “our,” the “Company” or “Colliers”) for the three and nine month periods ended September 30, 2020 and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2019. The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the “CSA”). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the nine month period ended September 30, 2020 and up to and including November 3, 2020.

Additional information about the Company can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

This MD&A includes references to “adjusted EBITDA” and “adjusted EPS”, which are financial measures that are not calculated in accordance with GAAP. For a reconciliation of these non-GAAP measures to the most directly comparable GAAP financial measures, see “Reconciliation of non-GAAP financial measures”.

Consolidated review

Our consolidated revenues for the third quarter ended September 30, 2020 were $692.3 million, a decrease of 6% versus the prior year quarter (7% in local currency). The decrease was attributable to lower Leasing and Capital Markets activity globally due to the continuing impact of the COVID-19 pandemic (see “Impact of COVID-19 pandemic” below). Our recurring Outsourcing & Advisory and Investment Management revenue streams were largely resilient. Our Outsourcing & Advisory and Capital Markets revenues were positively impacted by recent acquisitions. Diluted net earnings per common share were $0.52 relative to $0.74 in the prior year quarter with the decrease primarily attributable to (i) higher non-controlling interest with greater proportion of earnings coming from non-wholly owned Investment Management and Outsourcing & Advisory businesses and (ii) an increase in diluted share count related to an offering of 4% Convertible Senior Subordinated Notes due 2025 (the “Convertible Notes”) in May 2020. Adjusted earnings per share, which exclude restructuring costs, non-controlling interest redemption increment and amortization of intangible assets (see “Reconciliation of non-GAAP financial measures” below) for the third quarter of 2020 were $1.08, up 4% from $1.04 in the prior year quarter. Adjusted earnings per share and GAAP net earnings per share for the quarter ended September 30, 2020 would have been approximately $0.01 lower excluding the impact of changes in foreign exchange rates.

On May 29, 2020, we acquired a controlling interest in four subsidiaries of Dougherty Financial Group LLC – Dougherty Mortgage LLC, Dougherty & Company LLC, Dougherty Funding LLC and Dougherty Insurance Agency LLC. Dougherty’s mortgage banking operations have rebranded as “Colliers Mortgage” which provides specialty debt financing through its relationships with US government agencies while all brokerage, investment banking, capital markets and public finance services will be carried on through newly branded “Colliers Securities” which is licensed under the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (“FINRA”).

On July 13, 2020, we acquired a controlling interest in Maser Consulting P.A. (“Maser”), a leading multi-disciplinary engineering design and consulting firm in the U.S. This operation will be rebranded as “Colliers Engineering Services” in the first half of 2021.

During the first nine months of 2020, we also completed the acquisitions of our Colliers International affiliates in Austin, Texas and Nashville, Tennessee.

In the second quarter to 2020, the Company renamed its Sales Brokerage service line to Capital Markets, which includes sales brokerage, mortgage origination and mortgage investment banking revenues. In addition, the Company also added mortgage loan servicing under its Outsourcing & Advisory revenues. With the closing of the Maser Consulting acquisition in July 2020, the Company has added engineering and design services to its Outsourcing & Advisory service line.

For both the three and nine month periods ended September 30, 2020, local currency revenue declines were primarily attributable to reduced transactional Leasing and Capital Markets activity due to the pandemic.

	Three months ended				Nine months ended
(in thousands of US$)	September 30		Change	Change	September 30		Change	Change
(LC = local currency)	2020	2019	in US$ %	in LC%	2020	2019	in US$ %	in LC%

Outsourcing & Advisory	$315,352	$277,741	14%	11%	$849,686	$817,763	4%	5%
Investment Management	41,704	39,873	5%	4%	128,918	129,865	-1%	-1%
Leasing	169,688	218,754	-22%	-23%	470,966	653,912	-28%	-27%
Capital Markets	165,563	200,515	-17%	-18%	423,571	515,983	-18%	-17%
Total revenues	$692,307	$736,883	-6%	-7%	$1,873,141	$2,117,523	-12%	-11%

Results of operations – three months ended September 30, 2020

Revenues for our third quarter were $692.3 million, 6% lower compared to the prior year quarter (7% in local currency). Acquisitions contributed 12% to local currency revenue growth while internally generated revenues were down 19% on expected declines in transactional Leasing and Capital Markets activity due to the pandemic.

Operating earnings for the quarter were $52.1 million versus $48.2 million in the prior year quarter. The operating earnings margin was 7.5% versus 6.5% in the prior year period with the increase attributable to the impact of recent acquisitions of Colliers Mortgage and Maser, service mix and cost savings implemented to adjust costs to expected revenues in light of the pandemic. Adjusted EBITDA (see “Reconciliation of non-GAAP financial measures” below) for the quarter was $92.1 million, up 9% versus $84.3 million in the prior year quarter. Adjusted EBITDA margin increased by 190 basis points to 13.3% as compared to 11.4% in the third quarter of 2019.

Depreciation expense was $10.4 million relative to $8.0 million in the prior year quarter, with the increase attributable to the impact of recent acquisitions and increased investments in office leaseholds.

Amortization expense was $25.9 million relative to $14.9 million in the prior year quarter, with the increase attributable mainly to recent acquisitions, including those of Colliers Mortgage and Maser.

Net interest expense for the quarter was $8.9 million, up from $7.3 million in the prior year quarter. The average interest rate on debt during the period was 3.1%, versus 3.8% in the prior year period with the decline attributable to a decline in floating reference rates.

Consolidated income tax expense for the third quarter was $11.7 million relative to $12.9 million in the third quarter of 2019, reflecting effective tax rates of 27% and 31%, respectively, with a decrease in earnings before income tax in certain high tax rate jurisdictions. The effective tax rate for the full year is expected to be 29% to 30%.

Net earnings were $21.2 million, compared to $29.7 million in the prior year period.

Revenues in the Americas region totalled $422.6 million for the third quarter, approximately the same when compared to $424.3 million in the prior year quarter as lower Leasing and Capital Markets revenues across the region were offset by strong Outsourcing & Advisory activity. Outsourcing & Advisory and Capital Markets included incremental revenues from the Colliers Mortgage and Maser Consulting acquisitions. Adjusted EBITDA was $54.6 million, up 41% from $38.8 million in the prior year quarter, including the acquisitions and cost savings implemented in the early stages of the pandemic. GAAP operating earnings were $40.4 million, relative to $26.5 million in the prior year quarter.

Revenues in the EMEA region totalled $117.4 million for the third quarter compared to $138.8 million in the prior year quarter, down 15% (19% in local currency) with Capital Markets most impacted. Foreign exchange tailwinds positively impacted revenue growth by 4%. Adjusted EBITDA was $7.7 million, versus $12.6 million in the prior year. GAAP operating earnings were a loss of $1.4 million as compared to earnings of $5.1 million in the third quarter of 2019.

Revenues in the Asia Pacific region totalled $110.5 million for the third quarter compared to $133.5 million in the prior year quarter, down 17% (23% in local currency) on lower Leasing and Capital Markets activity. Outsourcing & Advisory revenues were up slightly in the quarter. Foreign exchange tailwinds positively impacted revenue growth by 6%. Adjusted EBITDA was $12.8 million, down from $18.6 million. GAAP operating earnings were $8.5 million, down from $17.2 million in the prior year quarter.

Investment Management revenues for the third quarter were $41.7 million compared to $39.9 million in the prior year quarter, up 5% (4% in local currency). Pass-through revenue from historical carried interest represented $1.9 million for the third quarter versus $0.5 million in the prior year quarter. Adjusted EBITDA was $15.3 million relative to $15.9 million in the prior year quarter. GAAP operating earnings were $7.9 million in the quarter, versus $9.3 million in the prior year quarter. Assets under management were $36.2 billion at September 30, 2020, up 1% from $35.7 billion at June 30, 2020 and up 18% from $30.6 billion at September 30, 2019.

Unallocated global corporate earnings as reported in Adjusted EBITDA was $1.8 million in the third quarter, relative to a loss of $1.7 million in the prior year quarter, with the change attributable to lower compensation and variable expenses. The corporate GAAP operating loss for the quarter was $3.5 million, relative to $10.0 million in the third quarter of 2019.

Results of operations – nine months ended September 30, 2020

For the nine months ended September 30, 2020, revenues were $1.87 billion, 12% lower compared to the prior year period (11% in local currency). The decrease is attributable to the impact of the pandemic which began in March 2020. Acquisitions contributed 5% to local currency revenue growth while internally generated revenues were down 16%.

Operating earnings were $85.1 million versus $118.8 million in the prior year period. The operating earnings margin was 4.5% versus 5.6% in the prior year period with the decrease attributable to lower revenues and restructuring costs incurred to adjust costs to expected revenues. Adjusted EBITDA (see “Reconciliation of non-GAAP financial measures” below) for the nine month period was $206.5 million, down 4% versus $215.2 million in the prior year period. Adjusted EBITDA margin increased by 80 basis points to 11.0% as compared to 10.2% in the comparable prior year period on cost savings implemented in light of the pandemic, service mix and strong first quarter results in our Investment Management segment.

Depreciation expense was $28.1 million relative to $24.4 million in the prior year period, with the increase attributable to increased investments in office leaseholds and the impact of recent business acquisitions.

Amortization expense was $59.0 million relative to $44.8 million in the prior year period, with the increase attributable mainly to increased definite life intangible assets from recent acquisitions.

Net interest expense was $22.6 million, flat versus $22.8 million in the prior year period. The average interest rate on debt during the period was 2.9%, versus 3.8% in the prior year period with the decline attributable to a decline in floating reference rates.

Consolidated income tax expense for the nine month period was $19.1 million relative to $27.3 million in the prior year period, reflecting effective tax rates of 30% and 28%, respectively. The tax rate for the nine months ended September 30, 2020 was impacted by the reversal of a $2.0 million tax benefit recorded in 2019 due to a change in tax law applied retroactively.

Net earnings were $15.4 million, compared to $54.9 million in the prior year period.

Americas region revenues totalled $1.10 billion for the nine months ended September 30, 2020 compared to $1.20 billion in the prior year period, down 9% (8% in local currency) on reduced Leasing and Capital Markets activity. Outsourcing and Advisory revenues were up slightly on an internal growth basis. Foreign exchange headwinds negatively impacted revenue growth by 1%. Adjusted EBITDA was $110.2 million, versus $101.2 million in the prior year period and included the impact of recent acquisitions. GAAP operating earnings were $66.5 million, relative to $68.3 million in the prior year period.

EMEA region revenues totalled $334.0 million compared to $410.9 million in the prior year period, down 19% (18% in local currency) on lower activity in each service line. Foreign exchange headwinds negatively impacted revenue growth by 1%. Adjusted EBITDA was $10.3 million, versus $29.2 million in the prior year period. GAAP operating earnings were a loss of $18.1 million as compared to earnings of $5.8 million in the comparable prior year period.

Asia Pacific region revenues totalled $308.0 million compared to $370.9 million in the prior year period, down 17% (17% in local currency) primarily on lower Leasing and Capital Markets activity, partially offset by an increase in Outsourcing & Advisory revenues. Adjusted EBITDA was $30.3 million, down from $43.7 million. GAAP operating earnings were $14.9 million, down from $39.0 million in the prior year period.

Investment Management revenues were $128.9 million compared to $129.9 million in the prior year period, down 1% (1% in local currency). Passthrough revenue from historical carried interest represented $4.2 million for the nine months ended September 30, 2020 versus $16.0 million in the prior year period. Adjusted EBITDA was $51.0 million relative to $45.4 million in the prior year period. GAAP operating earnings were $30.3 million, versus $25.2 million in the prior year period.

Unallocated global corporate results as reported in Adjusted EBITDA were $4.7 million, relative to a loss of $4.3 million in the prior year period, attributable to lower compensation and variable expenses. The corporate GAAP operating loss was $8.5 million, relative to $19.5 million in the prior year period.

Summary of quarterly results (unaudited)

The following table sets forth our unaudited quarterly consolidated results of operations data. The information in the table below has been derived from unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information. The information below is not necessarily indicative of results for any further quarter.

Summary of quarterly results - years ended December 31, 2020, 2019 and 2018

(in thousands of US$, except per share amounts)

	Q1	Q2	Q3	Q4

Year ended December 31, 2020
Revenues	$630,628	$550,206	$692,307
Operating earnings	18,537	14,523	52,074
Net earnings	6,458	6,483	21,167
Basic net earnings per common share	0.12	(0.26)	0.53
Diluted net earnings per common share	0.11	(0.26)	0.52

Year ended December 31, 2019
Revenues	$635,123	$745,517	$736,883	$928,288
Operating earnings	13,397	57,198	48,175	99,428
Net earnings	5,463	35,575	28,672	67,876
Basic net earnings per common share	0.04	0.60	0.75	1.21
Diluted net earnings per common share	0.04	0.60	0.74	1.20

Year ended December 31, 2018
Revenues	$552,473	$667,350	$715,721	$889,883
Operating earnings	15,745	45,569	41,956	98,128
Net earnings	8,541	28,804	25,382	65,847
Basic net earnings per common share	0.13	0.61	0.41	1.34
Diluted net earnings per common share	0.13	0.60	0.41	1.33

Other data
Adjusted EBITDA - 2020	$54,454	$59,962	$92,120
Adjusted EBITDA - 2019	43,571	87,323	84,262	$144,320
Adjusted EBITDA - 2018	36,140	69,427	72,665	133,203
Adjusted EPS - 2020	0.54	0.70	1.08
Adjusted EPS - 2019	0.51	1.10	1.04	2.01
Adjusted EPS - 2018	0.45	0.95	0.92	1.77

Impact of COVID-19 pandemic

The full impact of the pandemic remains uncertain. Given stronger than expected operating results for the third quarter, the Company is updating its previously provided working assumption and narrowing the range for the balance of the year. The updated working assumption for the full year 2020 (relative to 2019) is as follows:

	Previous	Updated
Revenue	-10% to -20%	-10% to -15%
Adjusted EBITDA	-15% to -25%	-10% to -15%

This working assumption is based on the best available information as of the date of this MD&A and is subject to change based on numerous macroeconomic, health, social, geo-political and related factors (see “Risks associated with COVID-19 pandemic” below).

Year to date, the Company has taken significant steps to adjust costs to expected revenues across all service lines, including reductions to support, administrative and leadership and related costs. Expenses incurred in connection with these reductions were substantially all severance related. The Company may take further cost reduction measures in future quarters.

The Company received wage subsidies totalling $13.6 million during the third quarter ended September 30, 2020 ($23.9 million year to date) from governments in several countries. These subsidies were recorded in earnings as an offset to employment costs. The Company may receive further government wage subsidies in future quarters.

As of September 30, 2020, the Company’s financial leverage ratio expressed in terms of net debt to pro forma Adjusted EBITDA was 1.5x (1.5x as of September 30, 2019), relative to a maximum of 3.5x permitted under its debt agreements. As of the same date, the Company had $606 million of unused credit under its committed revolving credit facility maturing in April 2024.

As a result of the changes in the current economic environment related to the pandemic, management has performed asset impairment testing across the Company’s reporting units. Management has concluded that no impairment loss is required to be recognized as of September 30, 2020. The testing considered a range of scenarios, but is subject to significant estimation uncertainty given the factors noted above. If there are future adverse developments, impairment losses may be required to be recognized.

Seasonality and quarterly fluctuations

The Company generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on sales brokerage transactions. Revenues and earnings during the balance of the year are relatively even. Historically, Sales Brokerage operations comprised approximately 25% of consolidated annual revenues. Variations can also be caused by business acquisitions which alter the consolidated service mix.

Liquidity and capital resources

Cash flow from operating activities for the nine month period ended September 30, 2020 was $104.3 million, versus $123.2 million in the prior year period. Excluding activity related to the structured accounts receivable facility (“AR Facility”) and restricted cash related to the mortgage servicing operations, net cash generated in operating activities was 38.1 million, an improvement versus $20.7 million for the nine month period ended September 30, 2019. The increase in cash flow is primarily attributable to a reduction of working capital in the business, primarily accounts receivable. We believe that cash from operations and other existing resources, including our $1.0 billion multi-currency revolving credit facility (the “Revolving Credit Facility”), will continue to be adequate to satisfy the ongoing working capital needs of the Company.

For the nine month period ended September 30, 2020, capital expenditures were $29.5 million. Capital expenditures for the year ending December 31, 2020 are expected to be $40-$50 million.

Net indebtedness as at September 30, 2020 was $514.7 million, versus $496.4 million at December 31, 2019, which excludes the Convertible Notes. Including the Convertible Notes, our net indebtedness as at September 30, 2020 would have been $738.3 million. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents. We are in compliance with the covenants contained in our agreements relating to our debt agreements as at September 30, 2020 and, based on our working assumption, we expect to remain in compliance with these covenants.

Colliers Mortgage utilizes warehouse lines of credit for the purpose of funding warehouse receivables. Warehouse receivables represent mortgage loans receivable, the majority of which are offset by borrowings under warehouse lines of credit which fund loans that financial institutions have committed to purchase. The warehouse lines of credit are excluded from the financial leverage calculations under our debt agreements.

During the third quarter of 2020, the Company acquired certain real estate assets in connection with the establishment of a new Investment Management fund. The real estate assets, as well as corresponding liabilities, are expected to be transferred to the fund, without gain or loss, during the fourth quarter of 2020.

On May 19, 2020, we completed an offering of 4% Convertible Senior Subordinated Notes due 2025 for $223.8 million in net proceeds. The Convertible Notes are unsecured and subordinated to all of the existing and future senior and/or secured indebtedness, and are treated as equity for financial leverage calculations under our existing debt agreements. The Convertible Notes are convertible into 3.97 million subordinate voting shares or, if not converted, may be settled at maturity with subordinate voting shares or cash at the option of the Company.

On May 20, 2020, the Company’s Board of Directors declared a semi-annual dividend of $0.05 per share to shareholders of record on June 30, 2020. This dividend amounting to $2.0 million was paid on July 13, 2020.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration, assuming all contingencies are satisfied and payment is due in full, totalling $210.0 million as at September 30, 2020 (December 31, 2019 - $187.5 million). The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The fair value of contingent consideration recorded on the consolidated balance sheet as at September 30, 2020 was $88.2 million (December 31, 2019 - $85.0 million). The liability recorded on the consolidated balance sheet for the compensatory element of contingent consideration arrangements as at September 30, 2020 was $15.9 million (December 31, 2019 - $23.0 million). The contingent consideration is based on achieving specified earnings levels and is paid or payable after the end of the contingency period, which extends to December 2024. We estimate that approximately 85% of the contingent consideration outstanding as of September 30, 2020 will ultimately be paid.

The following table summarizes our contractual obligations as at September 30, 2020:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$823,724	$192,302	$386,164	$-	$245,258
Convertible Notes	223,658	-	-	223,658
Interest on long-term debt
and Convertible Notes	125,493	26,725	51,674	32,509	14,585
Finance lease obligations	1,348	549	787	12	-
Contingent acquisition consideration[1]	88,191	7,517	78,039	2,529	106
Operating leases obligations	501,706	92,552	149,459	102,179	157,516
Purchase commitments	24,331	16,954	4,900	2,477	-
Co-investment Commitments	16,930	16,930	-	-	-

Total contractual obligations	$1,805,381	$353,529	$671,023	$363,364	$417,465
1.	Contractual obligation expected to be funded from Revolving Credit Facility.

At September 30, 2020, we had commercial commitments totaling $12.9 million comprised of letters of credit outstanding due to expire within one year.

Redeemable non-controlling interests

In most operations where managers or employees are also non-controlling owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the redeemable non-controlling interests (“RNCI”) at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Non-controlling owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the non-controlling shareholder acquired their interest, as the case may be.

The total value of the RNCI (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was $401.4 million as of September 30, 2020 (December 31, 2019 - $333.1 million). The amount recorded on our balance sheet under the caption “redeemable non-controlling interests” is the greater of (i) the redemption amount (as above) or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at September 30, 2020, the RNCI recorded on the balance sheet was $431.2 million (December 31, 2019 - $359.2 million). The purchase prices of the RNCI may be paid in cash or in Subordinate Voting Shares of Colliers. If all RNCI were redeemed in cash, the pro forma estimated accretion to diluted net earnings per share for the nine month period ended September 30, 2020 would be $0.51, and the accretion to adjusted EPS would be $0.12.

Reconciliation of non-GAAP financial measures

In this MD&A, we make reference to “adjusted EBITDA” and “adjusted EPS,” which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income) other than equity earnings from non-consolidated investments; (iii) interest expense; (iv) depreciation and amortization, including amortization of mortgage servicing rights (“MSRs”); (v) gains attributable to MSRs; (vi) acquisition-related items (including transaction costs, contingent acquisition consideration fair value adjustments and contingent acquisition consideration-related compensation expense); (vii) restructuring costs and (viii) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2020	2019	2020	2019

Net earnings	$31,979	$28,673	$44,921	$69,711
Income tax	11,740	12,868	19,066	27,270
Other income, net	(509)	(663)	(1,479)	(985)
Interest expense, net	8,864	7,298	22,627	22,775
Operating earnings	52,074	48,176	85,135	118,771
Depreciation and amortization	36,281	22,835	87,111	69,281
Gains attributable to MSRs	(6,888)	-	(7,397)	-
Equity earnings from non-consolidated investments	482	-	1,451	-
Acquisition-related items	4,965	8,867	11,499	18,765
Restructuring costs	3,374	2,826	22,681	3,141
Stock-based compensation expense	1,832	1,558	6,056	5,199
Adjusted EBITDA	$92,120	$84,262	$206,536	$215,157

Adjusted EPS is defined as diluted net earnings per share as calculated under the If-Converted method, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) amortization expense related to intangible assets recognized in connection with acquisitions and MSRs; (iii) gains attributable to MSRs; (iv) acquisition-related items; (v) restructuring costs and (vi) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

Adjusted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were issued on May 19, 2020. As such, the interest (net of tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The “if-converted” method is used if the impact of the assumed conversion is dilutive. For the nine month period ended September 30, 2020, the “if-converted” method is anti-dilutive for the GAAP diluted EPS calculation but dilutive for the adjusted EPS calculation.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2020	2019	2020	2019

Net earnings	$31,979	$28,673	$44,921	$69,711
Non-controlling interest share of earnings	(6,264)	(6,069)	(13,906)	(13,900)
Interest on Convertible Notes	2,314	-	3,373	-
Amortization of intangible assets	25,912	14,878	59,013	44,835
Gains attributable to MSRs	(6,888)	-	(7,397)	-
Acquisition-related items	4,965	8,867	11,499	18,765
Restructuring costs	3,374	2,826	22,681	3,141
Stock-based compensation expense	1,832	1,558	6,056	5,199
Income tax on adjustments	(6,988)	(6,524)	(20,235)	(14,740)
Non-controlling interest on adjustments	(2,625)	(2,507)	(7,222)	(7,099)
Adjusted net earnings	$47,611	$41,702	$98,783	$105,912

	Three months ended		Nine months ended
(in US$)	September 30		September 30
	2020	2019	2020	2019

Diluted net earnings per common share	$0.52	$0.74	$0.43	$1.37
Non-controlling interest redemption increment	0.10	(0.18)	0.37	0.02
Amortization expense, net of tax	0.38	0.23	0.88	0.69
Gains attributable to MSRs, net of tax	(0.12)	-	(0.14)	-
Acquisition-related items	0.10	0.16	0.27	0.38
Restructuring costs, net of tax	0.06	0.05	0.40	0.06
Stock-based compensation expense, net of tax	0.04	0.04	0.14	0.13
Adjusted EPS	$1.08	$1.04	$2.35	$2.65

Diluted weighted average shares for Adjusted EPS (thousands)	44,181	40,029	42,075	39,938

We believe that the presentation of adjusted EBITDA and adjusted earnings per share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted earnings per share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Percentage revenue variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development properties of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

Impact of recently adopted accounting standards

Current Expected Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses. This ASU creates a new framework to evaluate financial instruments, such as trade receivables, for expected credit losses. This new framework replaces the previous incurred loss approach and is expected to result in more timely recognition of credit losses.

The Company has adopted Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments effective January 1, 2020 using the modified retrospective basis recording a cumulative catch-up adjustment to retained earnings. Following adoption of the standard, the Company’s methodology of reserving for Accounts receivable and other receivable-related financial assets, including contract assets has changed. See note 2 for details on the significant accounting policies related to receivables and allowance for doubtful accounts. The adoption of the standard has had the impact of accelerating the recognition of credit losses on certain receivables and the Company recognized a non-cash cumulative catch-up adjustment to retained earnings in the amount of $3.6 million, net of $0.8 million in taxes, on the opening consolidated balance sheet as of January 1, 2020.

Goodwill impairment testing

In January 2017, the FASB issued ASU No. 2017-04, Intangibles – Goodwill and Other: Simplifying the Accounting for Goodwill Impairment to remove Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Under this guidance, a goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The Company has adopted the standard effective January 1, 2020. Adoption of the ASU simplifies the goodwill impairment testing process for the Company without any direct impact on the financial statements.

Capitalization of implementation costs in relation to hosting arrangements

In August 2018, the FASB issued ASU No. 2018-15, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40). This ASU aligns the capitalizing of implementation costs incurred in relation to a hosting arrangement with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. It also requires these capitalized costs to be expensed over the term of the hosting arrangement and to the same line as the hosting arrangement. As this ASU clarifies the previously existing ambiguity related to capitalization, it was determined that the guidance under the ASU is consistent with the Company’s existing capitalization process for development costs as relate to hosting arrangements without any impact on the financial statements.

Recently issued accounting guidance, not yet adopted

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. With LIBOR ceasing at the end of 2021, a significant volume of contracts and other arrangements will be impacted by the transition required to alternative reference rates. This ASU provides optional expedients and exceptions to reduce the costs and complexity of applying existing GAAP to contract modifications and hedge accounting if certain criteria are met. The standard is effective from the beginning of an interim period that includes the March 12, 2020 issuance date of the ASU through December 31, 2022. On March 25, 2020, the Alternative Reference Rates Committee (the “ARRC”), which is a group of private-market participants convened by the Federal Reserve Board and the New York Fed, reiterated the end of 2021 timeline for the phase out of LIBOR amid the uncertainty surrounding the COVID-19 pandemic. The Company is currently assessing the options available under this ASU and their potential impacts on its consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, Debt- Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contract in an Entity’s Own Equity. The ASU simplifies the accounting for convertible instruments and reduces the number of embedded conversion features being separately recognized from the host contract as compared to current GAAP. The ASU also enhances information transparency through targeted improvements to the disclosures for convertible instruments and earnings-per-share guidance. The standard is effective for fiscal years beginning after December 15, 2021. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. The standard can be applied using the modified retrospective method of transition or a fully retrospective method of transition. The Company is currently assessing the options available under this ASU and their potential impacts on its consolidated financial statements.

Impact of IFRS

On January 1, 2011, many Canadian companies were required to adopt IFRS. In 2004, in accordance with the rules of the CSA, Old FSV elected to report exclusively using US GAAP and further elected not to adopt IFRS on January 1, 2011. Under the rules of the CSA, the Company is permitted to continue preparing financial statements in accordance with US GAAP going forward.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates. We do not use financial instruments for trading or speculative purposes. On April 11, 2017 we entered into interest rate swap agreements to convert the LIBOR floating interest rate on $100.0 million of US dollar denominated debt into a fixed interest rate of 1.897%. In December 2018, the Company entered into interest rate swap agreements to convert the LIBOR floating interest rate on $100.0 million of US dollar denominated debt into a fixed interest rate of 2.7205% plus the applicable margin. Hedge accounting is being applied to these interest rate swaps. Financial instruments involve risks, such as the risk that counterparties may fail to honor their obligations under these arrangements. If we have financial instruments outstanding and such events occur, our results of operations and financial position may be adversely affected.

Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial performance or financial condition other than (i) the payments which may be required to be made under the long term arrangement contained in the restated management services agreement with Colliers, Jayset Management CIG Inc. and Jay S. Hennick, (see Note 19 to the Consolidated Financial Statements for a full description) and (ii) the AR Facility. As of September 30, 2020, the Company had drawn $111.1 million under the AR Facility. The AR Facility is recorded as a sale of accounts receivable, and accordingly sold Receivables are derecognized from the consolidated balance sheet. The AR Facility results in a significant decrease to our borrowing costs.

Transactions with related parties

As at September 30, 2020, the Company had $3.6 million of loans receivable from non-controlling shareholders (December 31, 2019 - $3.4 million). The majority of the loans receivable represent amounts assumed in connection with acquisitions and amounts issued to non-controlling interests to finance the sale of non-controlling interests in subsidiaries to senior managers. The loans are of varying principal amounts and interest rates which range from nil to 4.0%. These loans are due on demand or mature on various dates up to 2026, but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

As of the date hereof, the Company has outstanding 38,723,117 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. In addition, as at the date hereof 1,858,000 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

On July 16, 2020, the Company announced a Normal Course Issuer Bid (“NCIB”) effective from July 20, 2020 to July 19, 2021. The Company is entitled to repurchase up to 3,000,000 Subordinate Voting Shares on the open market pursuant to the NCIB. Any shares purchased under the NCIB will be cancelled.

Canadian tax treatment of common share dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Subordinate Voting Shares and Multiple Voting Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal control over financial reporting

During the quarter ended September 30, 2020, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Legal proceedings

Colliers is involved in various legal claims associated with the normal course of operations and believes it has made adequate provision for such legal claims.

Spin-off risk

On June 1, 2015, the predecessor to our Company, FirstService Corporation (“Old FSV”), completed a plan of arrangement (the “Spin-off”) which separated Old FSV into two independent publicly traded companies – Colliers International Group Inc., a global leader in commercial real estate services and new FirstService Corporation (“FirstService”), a North American leader in residential property management and related services. Under the Spinoff, Old FSV shareholders received one Colliers share and one FirstService share of the same class as each Old FSV share previously held.

Although the Spin-off is complete, the transaction exposes Colliers to certain ongoing risks. The Spin-off was structured to comply with all the requirements of the public company “butterfly rules” in the Income Tax Act (Canada). However, there are certain requirements of these rules that depend on events occurring after the Spin-off is completed or that may not be within the control of Colliers and/or FirstService. If these requirements are not met, Colliers could be exposed to significant tax liabilities which could have a material effect on the financial position of Colliers. In addition, Colliers has agreed to indemnify FirstService for certain liabilities and obligations related to its business at the time of the Spin-off. These indemnification obligations could be significant. These risks are more fully described in the Management Information Circular of Old FSV dated March 16, 2015, which is available under Colliers’ SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov.

Risks associated with COVID-19 pandemic

We are closely monitoring the impact of the COVID-19 pandemic on all aspects of our business, including how it will impact our clients, employees, and services. We expect that we will be adversely impacted on a global basis in future periods, and we are unable to predict the ultimate impact that it may have on our business, future results of operations, financial position or cash flows. The extent to which our operations may be impacted by the pandemic will depend largely on future developments, which are uncertain and cannot be accurately predicted, including new information which may emerge concerning the severity of the outbreak and actions by government authorities to contain the pandemic or treat its impact. Furthermore, the impacts of a potential worsening of global macroeconomic conditions and the continued disruptions to and volatility in the financial markets remain unknown.

Operating during the global pandemic exposes the Company to multiple risks which, individually or in the aggregate, could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows, including following:

•	a reduction in real estate transactions and decreases in expenditure at our clients and therefore a reduction in the demand for the services the Company provides;
•	a decrease in property values and vacancy rates, which could negatively impact sales and leasing commissions;
•	liquidity challenges, including impacts related to delayed customer payments and payment defaults associated with customer liquidity issues and bankruptcies;

•	inability to access capital or financing at favorable terms due to possible adverse effect on our liquidity and financial position; and
•	the occurrence of asset impairment losses.

Further, many of the risks discussed in the “Risk Factors” section of the Company’s Annual Information Form are, and could be, exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. Given the dynamic nature of these events, the Company cannot reasonably estimate the period of time that the COVID-19 pandemic and related market conditions will persist, the full extent of the impact they will have on our business, financial condition, results of operations or cash flows or the pace or extent of any subsequent recovery. Even after the pandemic and related containment measures subside, we may continue to experience adverse impacts to our business, financial condition and results of operations, the extent of which may be material.

Risks associated with Colliers Mortgage

Our recently acquired Colliers Mortgage operations have certain key risk factors unique to the services provided. The following is a summary of key risk factors:

•	a change in or loss of our relationship with US government agencies, such as Fannie Mae or Ginnie Mae could significantly impact our ability to originate mortgage loans;
•	a default on loans originated under the Fannie Mae Delegated Underwriting and ServicingTM Program could materially affect our profitability as we are subject to sharing up to one-third of incurred losses;
•	a decline in origination volumes or termination of our current servicing agreements, could significantly impact profitability, with a majority of our earnings generated from loan servicing; and
•	a termination or changes to our warehouse lines of credit could lead to unfavourable replacement terms and may significantly impact our ability to originate new loans.

Forward-looking statements and risks

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below, those set out above under “Spin-off risk”, “Risks associated with the COVID-19 pandemic” , “Risks associated with Colliers Mortgage” and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form:

•	The COVID-19 pandemic and its related impact on global, regional and local economic conditions, and in particular its impact on client demand for our services, our ability to deliver services and ensure the health and productivity of our employees.
•	Economic conditions, especially as they relate to commercial and consumer credit conditions and business spending, particularly in regions where our operations may be concentrated.
•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
•	Trends in pricing and risk assumption for commercial real estate services.
•	The effect of significant movements in average cap rates across different property types.
•	A reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect our revenues and operating performance.
•	Competition in the markets served by the Company.
•	The impact of changes in the market value of assets under management on the performance of our Investment Management business.
•	A decline in our ability to attract, recruit and retain talent.
•	A decline in our ability to attract new clients and to retain major clients and renew related contracts.
•	Reliance on subcontractors.
•	Labor shortages or increases in wage and benefit costs.

•	A decline in our performance impacting our continued compliance with the financial covenants under our debt agreements, or our ability to negotiate a waiver of certain covenants with our lenders.
•	The effect of increases in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation and health care.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Euro, Canadian dollar, Australian dollar and UK pound sterling denominated revenues and expenses.
•	A decline in our ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations.
•	Disruptions or security failures in our information technology systems.
•	The ability to comply with laws and regulations related to our global operations, including real estate and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions.
•	Political conditions, including political instability, elections, referenda, trade policy changes, immigration policy changes and any outbreak or escalation of hostilities or terrorism and the impact thereof on our business.
•	Changes in government laws and policies at the federal, state/provincial or local level that may adversely impact our businesses.
•	Conversion of the Convertible Notes to subordinate voting shares may dilute the ownership of existing shareholders.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance, particularly in light of the ongoing and developing COVID-19 pandemic and its impact on the global economy and its anticipated impact on our business. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information about Colliers, including our Annual Information Form for the year ended December 31, 2019, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Further information about us can also be obtained at www.colliers.com.